     As filed with the Securities and Exchange Commission on April 2, 1999
                                                  Registration No. 333-23369
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   -------------

                    POST-EFFECTIVE AMENDMENT NO. 3 TO FORM SB-2
                           REGISTRATION STATEMENT UNDER
                             THE SECURITIES ACT OF 1933

                           NOTIFY TECHNOLOGY CORPORATION
                   (Name of small business issuer in its charter)


        CALIFORNIA                     3661                    77-0382248
      (State or other           (Primary Standard           (I.R.S. Employer
      jurisdiction of               Industrial           Identification Number)
     incorporation or      Classification Code Number)
       organization)

                          1054 S. De Anza Blvd. Suite 105
                            San Jose, California 95129
                                 (408) 777-7920
                          (Address and telephone number,
                          of principal executive offices)

                          1054 S. De Anza Blvd. Suite 105
                            San Jose, California 95129
                                   (408) 777-7920
                      (Address of principal place of business
                       or intended principal place of business)

                                    Paul F. DePond
                        President and Chief Executive Officer
                           1054 S. De Anza Blvd. Suite 105
                            San Jose, California 95129
                                   (408) 777-7920
                         (Name, Address and telephone number,
                                of agent for service)

                                      Copies to:

                               HENRY P. MASSEY, JR., ESQ.
                                 PETER S. HEINECKE, ESQ.
                               MICHAEL A. DE ANGELIS, ESQ.
                            WILSON SONSINI GOODRICH & ROSATI
                               Professional Corporation
                                   650 Page Mill Road
                             Palo Alto, California 94304-1050
                                    (650) 493-9300

                    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

                                   -------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS



                            NOTIFY TECHNOLOGY CORPORATION

                           1,600,000 Shares of Common Stock

     We are offering 1,600,000 shares of our common stock to holders electing to exercise our Class A warrants. We issued these warrants pursuant to the Warrant Agreement, dated August 28, 1997 between us and D.H. Blair Investment Banking Corp., the underwriter of our initial public offering, in connection with our initial public offering. Notify Technology Corporation will receive all the proceeds from this offering.

     Our common stock, Class A warrants and Units are currently listed on the Nasdaq SmallCap Market under the symbols "NTFY," "NTFYW" and "NTFYU," respectively. Each Unit consists of one share of our common stock and one Class A warrant. Our Class A warrants entitle the holder to purchase one share of Common Stock at an exercise price of $6.50, subject to adjustment, until August 28, 2002.

                             ___________________________

            THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK
             SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS
                             ___________________________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF
       THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE
                            CONTRARY IS A CRIMINAL OFFENSE.
                             ___________________________

                               PRICE:  $6.50 PER SHARE
                             ___________________________

---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
                                                      Underwriting
                                        Price to      Discount and      Proceeds to
                                         Public        Commission         Company
---------------------------------------------------------------------------------------
 Per Share . . . . . . . . . . . .         $6.50                -            $6.50
---------------------------------------------------------------------------------------
 Total . . . . . . . . . . . . . .   $10,400,000                -      $10,400,000
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------


                  THE DATE OF THIS PROSPECTUS IS APRIL 2, 1999

                                  TABLE OF CONTENTS

                                                 Page
                                                 ----
Special Note Regarding
Forward-Looking Statements .....................  2
Risk Factors ...................................  3
Use of Proceeds ................................ 12
Price Range of Common Stock,
Class A Warrants and Units ..................... 12
Dividend Policy ................................ 13
Management's Discussion and Analysis of
  Financial Condition and
Results of Operations .......................... 14
Business ....................................... 19
Management ..................................... 24
Certain Relationships and Related
  Transactions ................................. 29
Principal Shareholders ......................... 30
Description of Securities ...................... 34
Plan of Distribution ........................... 35
Legal Matters .................................. 36
Experts ........................................ 36
Additional Information ......................... 36
Index to Financial Statements .................. F-1

                             ___________________________

     We are a California corporation. Our principal executive offices are located at 1054 S. De Anza Blvd., Suite 105, San Jose, California 95129, and our telephone number is (408) 777-7920. In this prospectus, "Notify Technology," "we," "us," and "our" refer to Notify Technology Corporation, unless the context otherwise requires.

     You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.


                  SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operation," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans,"
"anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                         ___________________________

     Trade names and trademarks of other companies appearing in this prospectus are the property of their respective holders.

                               RISK FACTORS

     Investing in our common stock will provide you with an equity ownership interest in Notify Technology Corporation. As a Notify Technology shareholder, you may be subject to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, our competition, general economic and market conditions and industry conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in our common stock.

WE HAVE A LIMITED OPERATING HISTORY AND A HISTORY OF LOSSES, MOREOVER, THERE IS NO ASSURANCE OF FUTURE PROFITABILITY

     We commenced operations in August 1994 and through January 1996 we primarily engaged in research and development. Accordingly, we have a limited operating history, and we face all of the risks and uncertainties encountered by early-stage companies. For the fiscal years ended September 30, 1997 and 1998, we incurred net losses of $1,382,910 and $2,617,561, respectively. As of December 31, 1998, we had an accumulated deficit of $6,689,583 and working capital of $2,002,594. We anticipate having a negative cash flow from operating activities in future quarters. We incurred a net loss of $605,831 for the three month period ended December 31, 1998 and expect to incur further operating losses in future quarters and years. These losses will continue until we sell substantially more of our products and our revenue exceeds our operational expenses. We may never sell significantly more of our products or achieve or sustain profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business--Sales, Marketing and Distribution."

OUR QUARTERLY OPERATING RESULTS MAY VARY

     We anticipate that we will experience significant fluctuations in our operating results in the future. Fluctuations in operating results may cause the price of our common stock, Units and Class A warrants to be volatile. Operating results may vary as a result of many factors, including the following:

-    our level of research and development;

-    our sales and marketing activities;

-    announcements by us or our competitors;

-    size and timing of orders from customers;

-    new product introductions by us or our competitors; and

-    price erosion.

     Each of the above factors is difficult to control and forecast. Thus, they could have a material adverse effect on our business, financial condition and results of operations. For example, during the third and fourth quarters of fiscal 1997, we recorded revenue of approximately $2.8 million primarily as the result of one customer conducting a particularly large marketing program using our MessageAlert product. Since that time, no customer has conducted a similarly large marketing program.

     Notwithstanding the difficulty in forecasting future sales, we generally must undertake research and development and sales and marketing activities and other commitments months or years in advance. Accordingly, any shortfall in product revenues in a given quarter may materially adversely affect our financial condition and results of operations because we are unable to adjust expenses during the quarter to match the level of product revenues, if any, for the quarter. Due to these and other factors, we believe that quarter to quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of the future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR PRODUCTS MAY NOT BE ACCEPTED

     We sold our first MessageAlert in January 1996, our first Centrex Auto Attendant in December 1996 and our first Centrex Receptionist in March 1998. To date, we have received only limited revenue from the sale of these products. We have not yet sold any of our recently developed Caller-ID products. While we believe that our products are commercially viable, developing products for the consumer and business marketplaces is inherently difficult and uncertain. We do not believe our sales to date are sufficient to determine whether or not there is meaningful consumer or business demand for our products. We intend to devote significant resources to our sales and marketing efforts and to promote consumer and business interest in our products. There can be no assurance that we will be successful with such efforts or that significant market demand for our products will ever develop. See "Business--Products," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE DEPEND ON LIMITED NUMBER OF POTENTIAL CUSTOMERS AND NEED TO DEVELOP MARKETING CHANNELS

     We believe our success, if any, will be largely dependent on our ability to either sell our products to or enter into joint marketing arrangements with the seven Regional Bell Operating Companies (the "RBOCs") and approximately 20 large Local Exchange Carriers ("LECs") in the United States.
 In particular, we believe that we can successfully sell our MessageAlert product and Caller-ID products only if we sell them to or in conjunction with the RBOCs and LECs. We also expect to rely significantly on the RBOCs and LECs for sales of our Centrex Receptionist product. Sales to RBOCs and LECs constituted 71% and 86% of our revenue for the fiscal years ended September 30, 1998 and 1997, respectively. In addition, two customers accounted for 50% and 17% of sales for the fiscal year ended September 30, 1998, and one customer accounted for 70% of sales in the fiscal year ended September 30, 1997. To date, we have sold our products to five RBOCs and twelve LECs. It took us substantially longer than we originally anticipated to qualify our products and to develop the marketing relationships that are necessary to make these sales. RBOCs and LECs tend to be hierarchical organizations, which distribute decision-making authority and resist taking risks. Selling a product to or entering into a marketing relationship with an RBOC or LEC is generally a lengthy process requiring multiple meetings with numerous people in the organization. If we fail to develop significantly enhanced relationships with the RBOCs and LECs, our business and operating results would be materially adversely effected.

     We also intend to develop other distribution channels for our products, including certain Competitive Local Exchange Carriers ("CLECs"). Our management will need to expend time and effort to develop these channels. Because our marketing efforts have been largely focused on the RBOCs and LECs, our management has had only limited experience in selling our products through these channels. We may not be able to implement such a marketing and distribution program and any marketing efforts undertaken by or on behalf of us may not be successful. See "Business--Sales, Marketing and Distribution."

OUR PRODUCTS MAY SUFFER FROM DEFECTS

     Our products incorporate a combination of reasonably sophisticated computer chip design, electric circuit design and telephony technology. We have devoted substantial resources to researching and developing each of these elements. In order to reduce the manufacturing costs, limit the power consumption and otherwise enhance the operation of our products, we have redesigned our products from time to time. We expect that in the future we will engage in similar redesigns of our products. In addition, we are in the process of developing new, similarly complex products. Though we extensively test our products before marketing them, any new, redesigned or current product may contain design flaws that we won't detect through our testing procedures. For example, in August 1996, we recalled 6,500 of an earlier version of our MessageAlert product as a result of a design flaw and, in November 1996, we recalled 14,000 of our MessageAlert product, also as a result of a design flaw. The direct cost to rework and repair the defective products in these instances was approximately $29,000 and $13,000, respectively. No significant rework was required in fiscal 1998 or in the three month period ended December 31, 1998. In addition, we rely on subcontractors to manufacture and assemble our products.
 Though we have quality control procedures designed to detect manufacturing errors, there can be no assurance that we will identify all defective products. We believe that reliable operation will be an important purchase consideration for both our consumer and business customers. A failure to detect and prevent a design flaw or a widespread product defect could adversely affect the sales of both the affected product and our other products, which could materially adversely affect our business, financial condition and operating results. See "Business--Products" and "--Manufacturing."

WE FACE SIGNIFICANT COMPETITION

     We believe the market for our products is highly competitive and that competition is likely to intensify. In the market for visual message waiting indicators, we compete with Solopoint, Inc., Voicewaves, Inc., Consumerware, Inc., SNI Innovation, Inc. and AASTRA TELECOM. In the market for auto-attendant products, we compete directly with Solopoint, Inc. Finally, we compete with CIDCO Incorporated, Solopoint, Inc., Consumerware, Inc., SNI Innovation, Inc., TI Systems and AASTRA TELECOM in the Caller-ID market. Certain of these companies have greater financial, technical and marketing resources than we do. In addition, several other companies exist which have substantially greater technical, financial and marketing resources than we do and could produce competing products. These companies include telephone equipment manufacturers such as Northern Telecom, Inc. and Lucent Technologies, Inc. We expect that to the extent that the market for our products develops, competition will intensify and new competitors will enter the market. We may not be able to compete successfully against existing and new competitors as the market for our products evolves and the level of competition increases. A failure to compete successfully against existing and new competitors would materially adversely effect our business and results of operations.

WE DEPEND ON KEY EXECUTIVES

     Our potential for success depends significantly on certain key management employees, including our Chairman, President and Chief Executive Officer, Mr. Paul F. DePond, our Chief Operations Officer, Gaylan Larson and our Chief Financial Officer, Gerald W. Rice. We have obtained three-year key-man term life insurance on Mr. DePond in the amount of $2,000,000 and have entered into employment agreements with him along with Mr. Larson and Mr. Rice. The loss of their services or those of any of our other key employees would materially adversely effect us. We also believe that our future success will depend in large part on our ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. If we were unable to hire the necessary personnel, the development of new products and enhancements to current products would likely be delayed or prevented. Competition for these highly-skilled employees is intense. Therefore, there can be no assurance that we will be successful in retaining our key personnel and in attracting and retaining the personnel we require for expansion. See "Business--Employees" and "Management."

OUR INTELLECTUAL PROPERTY MAY NOT BE ADEQUATELY PROTECTED AND WE MAY INFRINGE THE RIGHTS OF OTHERS

     Our success will depend in part on our ability to protect our proprietary technology. We rely primarily on a combination of patent and trademark laws and employee and third-party nondisclosure agreements to protect our proprietary rights. We currently hold a patent covering the design of our MessageAlert products and another patent covering the MultiSense technology used in our MessageAlert product. We intend to continue to seek patents for our future technologies and products when we believe it to be appropriate. The process of seeking patent protection can be lengthy and expensive. There can be no assurance that any patents for which we apply will be granted or that the scope of our patents or any patents granted in the future will be broad enough to protect against the use of similar technologies by our competitors. There can be no assurance, therefore, that any of our competitors, some of whom have far greater resources than we do, will not independently develop technologies that are substantially equivalent or superior to our technology. Further, we intend to distribute our products in a number of foreign countries. The laws of those countries may not protect our proprietary rights to the same extent as the laws of the United States.

     We may be involved from time to time in litigation to determine the enforceability, scope and validity of any of our proprietary rights, or of third parties asserting infringement claims against us. Any such litigation could result in substantial costs to us and could divert our management and technical personnel away from their normal responsibilities. See "Business--Proprietary Rights."

WE MAY NOT BE ABLE TO OBTAIN CRITICAL COMPONENTS FROM OUR SUPPLIERS

     Currently, we are able to obtain certain key components used in our products only from single or limited sources. We do not have long term supply contracts with these or any other component vendors and we purchase all of our components on a purchase order basis. Component shortages may occur and we may not be able to obtain the components we need in a timely manner or on a commercially reasonable basis. In particular, the microcontroller, which forms the core of our Call Manager, is manufactured only by Seico Epson. From time to time, the semiconductor industry has experienced extreme supply constraints. If we were unable to obtain sufficient quantities of microcontrollers from Seico Epson, our business and operating results would be materially adversely effected. Our Centrex Receptionist product line utilizes a hardware platform manufactured by Connected Systems. If we were unable to obtain sufficient quantities of hardware platforms from Connected Systems, our business would be materially adversely effected.

     We subcontract the manufacture of our board level assemblies to third parties. There is no assurance that these subcontractors will be able to support our manufacturing requirements in the future. If we are unable to obtain sufficient quantities of sole-source components or subassemblies, or to develop alternative sources, we could experience delays or reductions in product shipments or be forced to redesign our products. Each such scenario could materially adversely effect our business and operating results. See "Business--Manufacturing."

OUR PRODUCTS MAY NOT COMPLY WITH GOVERNMENT REGULATIONS AND INDUSTRY STANDARDS

     Our products must comply with a variety of regulations and standards. These include regulations and standards set by the Federal Communications Commission, Underwriters Laboratories, National Registered Testing Laboratories, and Bell Communications Research. As our business expands into international markets we will be required to comply with whatever governmental regulations and industry standards exist in those markets. In addition, the U.S. telecommunications market is evolving rapidly in part due to recently enacted laws revamping the telecommunications regulatory structure. Additional legislative or regulatory changes are possible. If we fail to comply with existing regulations and standards or to adapt to new regulations and standards, our business and operating results could be materially adversely effected. See "Business--Governmental Regulation and Industry Standards."

WE MAY NOT BE ABLE TO MANAGE OUR PLANNED GROWTH

     We plan to expand our business operations during fiscal year 1999. This expansion could strain our limited personnel, financial, management and other resources. In order to manage our planned growth, we will need to maintain our product development program and expand our sales and marketing capabilities and personnel. In addition, we will need to adapt our financial planning, accounting systems and management structure to accommodate such growth if it occurs. Our failure to properly anticipate or manage our growth, if any, could adversely affect our business, operating results and financial condition. See "Business."

SALES OF OUTSTANDING SHARES MAY HURT OUR STOCK PRICE

     The market price for our common stock could fall substantially if our shareholders sell large amounts of our common stock. Potential future sales of our common stock include the following:

- 425,000 Class A warrants and the underlying shares of common stock, which we have agreed to register for resale pursuant to an agreement entered into in connection with a 1997 bridge financing;

- 2,156,518 outstanding shares of our common stock and options and warrants to purchase our common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to Rule 144, substantially all of these restricted shares are eligible for resale subject to the restrictions on transferability relating to 1,369,744 shares of our common stock or warrants to purchase shares of our common stock placed in an escrow in connection with our initial public offering. See "Principal Shareholders - Escrow Securities."

- The holder of an option to purchase 160,000 Units consisting of one share of common stock and one Class A warrant has certain demand and "piggy-back" registration rights covering our securities. We could incur substantial expenses if this option holder exercises this option.

- David Brewer holds 850,000 shares of common stock and warrants to purchase 1,344,444 shares of common stock. We have agreed to register for resale these shares of common stock, including the shares underlying the warrants, at the request of Mr. Brewer which can be made at any time after June 3, 1999.

     Sales of our common stock or the possibility of such sales, in the public market may adversely affect the market price of our securities.

EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS MAY DILUTE CURRENT SHAREHOLDERS

     The following options and warrants to purchase our common stock are outstanding:

- 1,600,000 Class A warrants to purchase 1,600,000 shares of our common stock for $6.50 per share, issued in connection with our initial public offering (subject to adjustment in certain circumstances);

- 425,000 Class A warrants to purchase 425,000 shares of our common stock for $6.50 per share, issued in connection with our 1997 bridge financing;

- an option to purchase 160,000 Units at a price per Unit of $7.00 issued to the underwriter of our initial public offering;

-    additional warrants to purchase 207,192 shares of our common stock; and

- 104,000 options outstanding as of March 1, 1999 under our 1997 Stock Plan, and subject to vesting requirements (195,938 shares of our common stock are reserved for issuance under our 1997 Stock Plan).

- warrants to purchase 1,344,444 shares of common stock at a price of $3.60 held by David Brewer.

     Holders of such options and warrants may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. Moreover, while these options are outstanding, our ability to obtain financing on favorable terms may be adversely affected. See "Management" and "Description of Securities."

OUR STOCK PRICE MAY BE VOLATILE

     The market price for our common stock may be affected by a number of factors, including the announcement of new products or product enhancements by us or our competitors, the loss of services of one or more of our executive officers or other key employees, quarterly variations in our or our competitors' results of operations, changes in earnings estimates, developments in our industry, sales of substantial numbers of shares of our common stock in the public market, general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors. In addition, stock prices for many companies in the technology sector have experienced wide fluctuations that have often been unrelated to the operating performances of such companies. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, may materially adversely affect the market price of our common stock.

OUR SECURITIES MAY BE DELISTED FROM THE NASDAQ STOCK MARKET

     If we do not continue to meet the minimum listing requirements of the Nasdaq SmallCap Market, our Units, common stock and Class A warrants may be delisted from that market. To maintain our listing we must have:

     1. either at least $2,000,000 in tangible assets, a $35,000,000 market capitalization or net income of at least $500,000 in two of the three prior years;
     2. at least 500,000 shares in the public float valued at $1,000,000 or more,
     3. a minimum common stock bid price of $1.00;
     4. at least two active market makers; AND
     5. at least 300 holders of our common stock.

     For a period in 1998, the bid price for our common stock fell below $1.00. While the bid price has since risen above $1.00, there can be no assurance that it will remain above $1.00.

     If our securities were delisted from the Nasdaq SmallCap Market, trading, if any, in our Units, common stock and Class A warrants would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or on the National Association of Security Dealer's "Electronic Bulletin Board." As a result, the number of our securities which could be bought or sold would likely be reduced, transactions in our securities might be delayed and the prices for our securities might be lower than otherwise would be attained.

OUR SECURITIES MAY BE CONSIDERED "PENNY" STOCKS

     If our securities were to be delisted from Nasdaq, they could become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") relating to low-price ("Penny") stocks. This rule imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of broker-dealers to sell our securities.

     Commission regulations define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The foregoing penny stock restrictions will not apply to our securities if such securities are listed on Nasdaq and have certain price and volume information provided on a current and continuing basis or if we meet certain minimum net tangible assets or average revenue criteria. There can be no assurance that our securities will qualify for exemption from these restrictions. In any event, even if our securities were exempt from such restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act. This Section gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest. If our securities were subject to the rules on penny stocks, the market liquidity for our securities could be severely adversely affected.

WE DO NOT EXPECT TO PAY DIVIDENDS

     We have not paid any dividends to our shareholders since our inception and do not plan to pay dividends in the foreseeable future. We intend to reinvest earnings, if any, in the development and expansion of our business. See "Dividend Policy."

OUR OFFICERS AND DIRECTORS SUBSTANTIALLY CONTROL US

     Based upon the number of shares of our common stock that are outstanding as of March 15, 1999, our officers and directors as a group will beneficially own approximately 17.7%, of our outstanding common stock after giving effect to the exercise of all currently exercisable outstanding options and warrants held by such individuals. In addition, David Brewer recently purchased 850,000 shares of our common stock and warrants to purchase 1,334,444 shares of our common stock. As a result, Mr. Brewer now beneficially owns 39.0% of our outstanding common stock, assuming the exercise of all warrants held by
Mr. Brewer.   We have agreed to elect Mr. Brewer to our Board of Directors.
Consequently, the officers and directors as a group will be able to exert substantial influence over the election of our directors and the direction of our policies. See "Principal Shareholders."

WE HAVE CONTRACTUAL OBLIGATIONS TO THE UNDERWRITER OF OUR INITIAL PUBLIC
OFFERING

     Until August 28, 2002, in the event D.H. Blair Investment Banking Corp., the underwriter of our initial public offering, originates financing or a merger, acquisition, or transaction to which we are a party, we will be obligated to pay it a finder's fee in consideration for origination of such transaction. The fee is based on a percentage of the consideration paid in the transaction, ranging from 7% of the first $1,000,000 to 2-1/2% of any consideration in excess of $9,000,000. In addition, D.H. Blair Investment Banking Corp. has exercised its right to designate one person to sit on our Board of Directors until August 28, 2002. The designee, Mr. Andrew Plevin, was an employee of the D.H. Blair Investment Banking Corp., but is now the Acting President and Chief Executive Officer of Core Software Technology, Inc.

OUR CHARTER PROVISIONS MAY DISCOURAGE ACQUISITION BIDS

     Our Board of Directors has authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights of such shares, without any further vote or action by our shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no current plans to issue shares of Preferred Stock. See "Description of Securities--Preferred Stock."

OUR NET INCOME WILL BE DECREASED IF THE ESCROW SECURITIES ARE RELEASED

     In connection with our initial public offering, certain of our shareholders, including current officers, directors and employees, placed a substantial portion of our securities then held by them into an escrow.
These securities will be released from escrow if we reach certain pre-tax earnings targets or share price targets. Upon the release from this escrow of any securities owned by our officers, directors, consultants or employees, we will be required to record a compensation expense for financial reporting purposes. Accordingly, in any period in which securities are released from such escrow, we will record a substantial noncash charge to earnings that will increase our loss or reduce or eliminate earnings, if any, at such time.
 The amount of this charge will be equal to the aggregate market price of the securities owned by directors, officers and employees which are released from the escrow. Although the amount of compensation expense recognized by the us will not affect our total shareholders' equity or cash flow, it may have a depressive effect on the market price of our securities. See "Principal Shareholders--Escrow Securities"

OUR ARTICLES OF INCORPORATION LIMIT THE LIABILITY OF OFFICERS AND DIRECTORS AND WE HAVE ENTERED INTO INDEMNIFICATION AGREEMENTS WITH THEM

     Our Articles of Incorporation eliminate in certain circumstances the liability of our directors for monetary damages for breach of their fiduciary duties as directors. We have also entered into indemnification agreements ("Indemnification Agreement(s)") with each of our directors and officers. Each such Indemnification Agreement provides that we will indemnify the indemnitee against expenses, including reasonable attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any civil or criminal action or administrative proceeding arising out of their performance of duties as a director or officer, other than an action instituted by the director or officer. The Indemnification Agreements also require that we indemnify the director or other party thereto in all cases to the fullest extent permitted by applicable law. Each Indemnification Agreement permits the director or officer that is party thereto to bring suit to seek recovery of amounts due under the Indemnification Agreement and to recover the expenses of such a suit if they are successful. See "Management--Indemnification of Officers and Directors and Related Matters."

WE FACE RISKS RELATED TO THE YEAR 2000

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If not corrected, many computer and other electronic applications and systems could fail or create erroneous results when addressing dates on and after January 1, 2000. We believe that we rely on systems, applications and third-party relationships which, if not year 2000 compliant prior to the end of 1999, could have material adverse impact on business, financial condition and results of operations. For example, if our vendors are unable to supply products to us because of the year 2000 problem, our results of operations could be detrimentally affected, especially if the interruption of product supply coincides with our obligations to deliver our products for customer promotional programs.

     We are undertaking efforts to ensure that our business systems and those of our suppliers and customers are compliant with the requirements of the year 2000. However, our year 2000 program may not be effective or we may not be able to implement it in a timely and cost-effective manner. Our year 2000 efforts may not, therefore, ensure against disruptions caused by the approach or advent of the year 2000. The year 2000 problem is potentially very widespread, and it is not possible to determine all the potential risks that we may face. Our inability to remedy our own year 2000 problems or the failure of third parties to do so may cause business interruptions or shutdowns, financial loss, regulatory actions, harm to our reputation and exposure to liability. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Impact of the Year 2000 Issue."

                               USE OF PROCEEDS

     If all of the shares offered hereby are sold, the proceeds to us would be approximately $9,830,000. We expect the net proceeds to be used for working capital and for general corporate purposes.

     Pending application, the net proceeds of the Offering will be invested in short-term, high grade interest-bearing savings accounts, certificates of deposit, United States government obligations, money market accounts or short-term interest bearing obligations.

            PRICE RANGE OF COMMON STOCK, CLASS A WARRANTS AND UNITS

     Our common stock, Class A warrants and Units have been trading publicly on the Nasdaq SmallCap Market under the symbols "NTFY" and "NTFYU," respectively, since August 28, 1997. The table below sets forth the range of quarterly high and low closing sales prices for our common stock, Class A warrants and Units on the Nasdaq SmallCap Market during the calendar quarters indicated.

NTFY      COMMON STOCK

 FISCAL YEAR ENDED
 SEPTEMBER 30, 1999                                     HIGH         LOW
 ------------------                                     ----         ---
 First Quarter . . . . . . . . . . . . . . . . . . . .  2.500        0.813

 FISCAL YEAR ENDED
 SEPTEMBER 30, 1998                                     HIGH         LOW
 ------------------                                     ----         ----
 First Quarter . . . . . . . . . . . . . . . . . . . .  3.750        2.125
 Second Quarter . . . . . . . . . . . . . . . . .  . .  2.188        1.625
 Third Quarter . . . . . . . . . . . . . . . . . . . .  4.000        2.000
 Fourth Quarter . . . . . . . . . . . . . . . . . . .   2.750        0.938

 FISCAL YEAR ENDED
 SEPTEMBER 30, 1997                                     HIGH         LOW
 ------------------                                     ----         ---
 Fourth Quarter . . . . . . . . . . . . . . . . . . .   4.500        3.875

NTFYW     CLASS A WARRANTS

 FISCAL YEAR ENDED
 SEPTEMBER 30, 1999                                     HIGH         LOW
 ------------------                                     ----         ---
 First Quarter . . . . . . . . . . . . . . . . . . . .  0.438        0.156

 FISCAL YEAR ENDED
 SEPTEMBER 30, 1998                                     HIGH         LOW
 ------------------                                     ----         ---
 First Quarter . . . . . . . . . . . . . . . . . . . .  1.500        0.375
 Second Quarter . . . . . . . . . . . . . . . . .  . .  0.750        0.375
 Third Quarter . . . . . . . . . . . . . . . . . . . .  0.750        0.375
 Fourth Quarter . . . . . . . . . . . . . . . . . . .   0.563        0.156

 FISCAL YEAR ENDED
 SEPTEMBER 30, 1997                                     HIGH         LOW
 ------------------                                     ----         ----
 Fourth Quarter . . . . . . . . . . . . . . . . . . .   1.250        1.000

NTFYU     UNITS

 FISCAL YEAR ENDED
 SEPTEMBER 30, 1999                                     HIGH         LOW
 ------------------                                     ----         ---
 First Quarter . . . . . . . . . . . . . . . . . . . .  2.750        1.000

 FISCAL YEAR ENDED
 SEPTEMBER 30, 1998                                     HIGH         LOW
 ------------------                                     ----         ---
 First Quarter . . . . . . . . . . . . . . . . . . . .  5.000        2.500
 Second Quarter . . . . . . . . . . . . . . . . .  .    3.000        2.125
 Third Quarter . . . . . . . . . . . . . . . . . . .    4.625        2.250
 Fourth Quarter . . . . . . . . . . . . . . . . . . .   3.000        1.000

 FISCAL YEAR ENDED
 SEPTEMBER 30, 1997                                     HIGH         LOW
 ------------------                                     ----         ---
 Fourth Quarter . . . . . . . . . . . . . . . . . . .   5.313        5.000

     As of March 22, 1999, there were 74 holders of record of our common stock and 4 holders of record of our Class A warrants.


                                 DIVIDEND POLICY

     We have never paid any cash dividends on our stock and anticipate that, for the foreseeable future, we will continue to retain any earnings for use in the operation of our business. Payment of cash dividends in the future will depend upon our earnings, financial condition, any contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors deemed relevant by our Board of Directors.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                         CONDITION AND RESULTS OF OPERATIONS

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

     Notify Technology Corporation was founded in August 1994 to develop, manufacture, market and sell computer telephony products for the business, SOHO and residential markets. From inception until January 1996, we were engaged primarily in research and development. In January 1996, we shipped the first version of our MessageAlert product, in December 1996 shipped our first Centrex Auto Attendant product and in March 1998 shipped our first Centrex Receptionist product. In January 1999, we released our line of Call Manager products and, in February 1999, we announced our "Got Mail" technology. Substantially all of our revenue has been derived from sales of our MessageAlert and Centrex Receptionist products.

     To date, our working capital requirements have been met through the sale of equity and debt securities and, to a lesser extent, product revenue and our line of credit. We have sustained significant operating losses in almost every fiscal period since inception and expect to incur substantial quarterly operating losses in the future. Our limited operating history makes the prediction of future operating results difficult if not impossible. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our ability to expand our existing distribution channels and to create new distribution channels, and our ability to develop and market new products and control costs. There can be no assurance that our revenue will grow or be sustained in future periods or that we will ever achieve profitability.

RESULTS OF OPERATIONS

     REVENUE: To date, substantially all of our revenue has been derived from the sale of our MessageAlert and Centrex Receptionist products. Revenue consists of gross revenue less product returns. Revenue for the fiscal year ended September 30, 1998 decreased to $1,638,268 from $3,735,773 for the fiscal year ended September 30, 1997. Sales to RBOCs and LECs constituted 71% and 86% of revenue for the fiscal year ended September 30, 1998 and the fiscal year ended September 30, 1997, respectively. In addition, two customers accounted for 50% and 17% of sales in fiscal 1998, and one customer accounted for 70% of sales in the fiscal year ended September 30, 1997.

     In the three months ended December 31, 1998, 75% of our revenue was derived from the sale of our Centrex Receptionist product and 25% was derived from the sale of our MessageAlert product. Revenue for the three month period ended December 31, 1998 decreased to $226,344 from $1,063,026 for the three month period ended December 31, 1997. Revenue was down from the previous year due to a decrease in telephone company voice mail promotions utilizing the MessageAlert product. Sales to telephone companies consisted of 78% and 72% of revenue for the three month periods ended December 31, 1998 and 1997, respectively. In addition, one customer accounted for 72% of sales in the three month period ended December 31, 1998 and two customers accounted for 67% and 24% of sales in the three month period ended December 31, 1997.

     A substantial portion of our revenue in the three month period ended December 31, 1998 was derived from a continuing, non-promotional telephone company program selling the Centrex Receptionist. In contrast, in the three month period ended December 31, 1997, a substantial portion of our revenue was derived from the sale of products in connection with telephone company promotional programs utilizing the MessageAlert product. As the timing and size of promotional programs using the MessageAlert product or our new Call Manager products are uncertain, we anticipate we will continue to experience substantial variances in quarterly revenue.

     In addition, we believe that domestic telephone companies have in aggregate decreased their purchases of telephone adjunct devices aimed solely at Voice Mail customer acquisition. Based on requests for quotations issued by telephone companies, we believe that purchases of telephone adjunct devices to support Caller-ID programs continue to occur. A continuation of this trend would have a material adverse effect on our Voice Mail-only product business, which would have an adverse effect on our operating results and financial condition.

     COST OF SALES: Cost of sales consists primarily of the cost to manufacture our products. Cost of sales decreased to $1,582,042 in the fiscal year ended September 30, 1998 from $2,760,380 in the fiscal year ended September 30, 1997. This decrease was the result of decreased sales of our products for the use in telephone company promotional programs. As a result of significant reserves for slow moving inventory taken in the fourth quarter, our gross margin decreased to 3% in fiscal 1998 from 26% in fiscal 1997.

     Cost of sales decreased to $112,300 in the three month period ended December 31, 1998 from $766,037 for the three month period ended December 31, 1997. These decreases were the result of decreased sales of the MessageAlert line of products. Our gross margin performance increased to 50.4% in the three month period ended December 31, 1998 compared to 27.9% in the three month period ended December 31, 1997. This improvement was the result of the higher sales price received by us for lower volume orders of our MessageAlert products and the higher gross margin associated with our Centrex Receptionist product line.

     RESEARCH AND DEVELOPMENT: Research and development expense consists principally of personnel costs, contract design services, development tooling and supply expenses. Research and development expense increased to $1,376,767 for the fiscal year ended September 30, 1998 from $745,063 for the fiscal year ended September 30, 1997. This increase was primarily the result of an aggressive program to develop and expand our product offerings that significantly increased expenditures for engineers, outside consulting and development materials.

     Research and development expense remained level at $327,375 for the three month period ended December 31, 1998 versus $327,621 for the three month period ended December 31, 1997. As a result of this research and development, we were able to release a new line of Caller-ID products at the Consumer Electronics Show in January 1999.

     We expect that research and development expenditures will continue at, or near, the current level for fiscal 1999 in order that we may complete the products under development and enhance our current products. See
"Business--Research and Development."

     SALES AND MARKETING: Sales and marketing expense consists primarily of personnel, consulting and travel costs and sales commissions related to our sales and marketing efforts. Sales and marketing expenses decreased to $589,295 for fiscal 1998 from $666,930 for fiscal 1997. These decreases were attributable primarily to personnel changes and lower commissions earned.

     Sales and marketing costs increased to $186,989 for the three month period ended December 31, 1998 compared to $146,629 for the three month period ended December 31, 1997 due to an increase in the size of the customer service department to support the Centrex Receptionist product line. The Centrex Receptionist product is remotely programmed by our customer service staff and requires ongoing support.

     We anticipate that sales and marketing expenses will increase significantly in future quarters. See "Business--Sales, Marketing and Distribution."

     GENERAL AND ADMINISTRATIVE: General and administrative expense consists of general management and finance personnel, occupancy costs and professional fees and other general corporate expenses. General and administrative expenses increased to $884,442 for the fiscal year ended September 30, 1998 from $633,584 for the fiscal year ended September 30, 1997. These increases were primarily the result of additional legal, accounting and printing expense and increases in executive salaries.

     General and administrative expenses increased to $226,287 for the three month period ended December 31, 1998 from $213,074 for the three month period ended December 31, 1997. The increases were primarily the result of costs related to the filing of a registration statement with the Securities and Exchange Commission.

     INCOME TAXES: There was no provision for federal or state income taxes in fiscal 1997 or 1998 as we incurred net operating losses. As of September 30, 1998, we had federal and state net operating loss carryforwards of approximately $5,061,000, which will expire in years 2002 through 2013. The research and development tax credit carryforwards for federal and state purposes of approximately $50,000 and $30,000, respectively, will expire in the years 2010 through 2013, if not utilized. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and credit carryforwards before full utilization. For financial reporting purposes, deferred tax assets primarily related to the net operating loss carryforwards recognized under Financial Accounting Standard No. 109, "Accounting for Income Taxes," have been fully offset by a valuation allowance, as the realization of these assets is dependent on future earnings, the timing and amount of which are uncertain.

LIQUIDITY AND CAPITAL RESOURCES

     Our financial statements are prepared and presented on a basis assuming we continue as a going concern. At September 30, 1998, we had an accumulated deficit of $6.1 million and incurred a net loss of $2.6 million for fiscal 1998. We expect to incur continuing research and development and product launch expenses. We anticipate that the existing cash and cash equivalents will enable us to maintain our current operations through at least September 1999.

     Our cash requirements may vary materially from those planned because of the results of favorable new product acceptance or the development of additional products or changes in the scale, timing or cost of our manufacturing resources. We may need to raise additional funds in the form of equity or debt financing to fund our future operations. We may also enter into collaborative arrangements with corporate partners that could provide us with additional funding in the form of equity, debt financing or license fees in exchange for our rights with respect to certain markets or technology. There can be no assurance that we will be able to raise any additional funds or enter into any such collaborative arrangements on terms favorable to us, or at all.

     Prior to our initial public offering we financed our operations primarily through sales of equity and debt securities and bank lines of credit. In the fiscal years ended September 30, 1998 and 1997, our net cash used in operating activities equaled $2,617,101 and $1,298,708, respectively.
 Cash used in operating activities increased to $658,243 for the three month period ending December 31, 1998 from $456,791 for the three month period ending December 31, 1997. Cash used in operating activities for the three month period ending December 31, 1997 was primarily related to operations, with shipments largely offsetting inventory purchases. The cash used in operating activities for the three month period ended December 31, 1997 was offset by higher sales compared to the three month period ended December 31, 1998. We anticipate that we will have a negative cash flow from operating activities in future quarters and years.

     In March 1999, we sold to David Brewer 850,000 shares of common stock and warrants to purchase 1,334,444 shares of common stock for aggregate consideration of $3,060,000. The warrants consisted of four warrants to purchase 155,800 shares of common stock at $3.60 per share and one warrant to purchase 721,244 shares of common stock at $3.60 per share. Each of the four warrants expires upon the earlier of September 3, 2000 or 30 days after we meet certain product sales or revenue milestones. If we achieve these milestones, we anticipate that Mr. Brewer will choose to exercise the warrants and that we will receive as much as $2.2 million in additional funding. However, there can be no assurance that will meet such milestones or that Mr. Brewer will, in fact, exercise the warrants.

     In connection with the sale of the common stock and warrants to Mr. Brewer, we agreed to issue additional warrants to Mr. Brewer if we sell shares of common stock in a capital raising transaction at price below $3.60 per share prior to the earlier of (i) March 3, 2002 or (ii) our calling our outstanding Class A warrants.

     In August 1997, we completed our initial public offering of securities which consisted of the sale of 1.6 million Units, each consisting of one share of our common stock and one Class A warrant to purchase one share of our common stock at an exercise price of $6.50. The net proceeds of the initial public offering, after deducting the underwriting discounts and commissions and other expenses of the initial public offering, was approximately $6.2 million.

     In March 1997, we completed a bridge financing which consisted of the sale of $850,000 principal amount of notes bearing interest at an annual rate of 10% and warrants to purchase an aggregate of 425,000 shares of common stock. The net proceeds of this financing of approximately $735,000 were utilized by us to repay certain indebtedness and for working capital purposes including general and administrative expense and expenses of the initial public offering. We repaid the principal and accrued interest on these notes with a portion of the proceeds of the initial public offering. We recognized a non-recurring charge of approximately $130,000 representing the aggregate amount of unamortized debt discount and debt issuance costs associated with the financing at the time of repayment. See Note 3 of Notes to Financial Statements.

IMPACT OF THE YEAR 2000 ISSUE

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000.

     We have developed a three-phase program to limit or eliminate Y2K exposures. Phase I is to identify those systems, applications and third-party relationships that have exposure to Y2K disruptions in operations. Phase II is the development and implementation of action plans to achieve Y2K compliance in all areas prior to the end of 1999. Also included in Phase II is the development of contingency plans which would be implemented should Y2K compliance not be achieved in order to minimize disruptions in operations. Phase III is the final testing or equivalent certification of testing of each major area of exposure to ensure compliance.
 We intend to complete all phases before the end of 1999.

     We have identified three major areas determined to be critical for successful Y2K compliance: Area 1, which included financial, research and development and administrative informational systems applications reliant on system software; Area 2, which includes research, development and quality applications reliant on computer programs embedded in microprocessors; and Area 3, which includes third-party relationships which may be affected by Area 1 or Area 2 exposures, which exist in other companies.

     With respect to Area 1, we are conducting an internal review and contacting all software suppliers to determine major areas of Y2K exposure. In research, development and quality applications (Area 2), we are working with equipment manufacturers to identify exposures. With respect to Area 3, we plan to evaluate our reliance on third parties in order to determine whether their Y2K compliance will adequately assure uninterrupted operations.

     We have not yet completed Phase I of the Y2K program with respect to all three of the major areas. We believe that we rely on systems, applications and third-party relationships which, if not Y2K compliant prior to the end of 1999, could have material adverse impact on business, financial condition and results of operations. Because we have not completed Phase II contingency planning, we cannot describe what action we would take in any of the areas should Y2K compliance not be achievable in time.

     As of December 31, 1998, we had not identified any costs related to replacement or remediation and testing of our Area 1 computer information systems. Not having completed Phase I and Phase II evaluations, at this time we have no basis for estimating the potential cost of our Y2K compliance programs. The funds for these costs will be part of our cash flow from operations and capital expenditures.

     We do not expect that the year 2000 project will have a material effect on our financial condition or results of operations unless the ability of vendors to supply us products is interrupted. Any interruption of product supply in conjunction with obligations to deliver product for customer promotional programs could have a detrimental effect on the results of operations. The cost of such disruption would be directly related to the size and timing of any such interrupted program. We will be making special efforts to avoid such an occurrence but there cannot be any assurance that we will obtain the cooperation of vendors and customers to prevent such an event.

     Based on the currently available information, management does not believe that the Year 2000 will pose significant operational problems; however, it is uncertain to what extent we may be affected by such matters. In addition, there can be no assurance that the failure to ensure year 2000 capability by a supplier or another third party would not have a material effect on us.

RELEASE OF ESCROW SECURITIES

     In connection with our initial public offering, certain of our shareholders, including current officers, directors and employees, placed a substantial portion of our securities then held by them into an escrow.
These securities will be released from escrow if we reach certain pre-tax earnings targets or share price targets. Upon the release from this escrow of any securities owned by our officers, directors, consultants or employees, we will be required to record a compensation expense for financial reporting purposes. Accordingly, in any period in which securities are released from such escrow, we will record a substantial noncash charge to earnings that will increase our loss or reduce or eliminate earnings, if any, at such time.
 The amount of this charge will be equal to the aggregate market price of the securities owned by directors, officers and employees which are released from the escrow. Although the amount of compensation expense recognized by the us will not affect our total shareholders' equity or cash flow, it may have a depressive effect on the market price of our securities. See "Principal Shareholders--Escrow Securities."

                                   BUSINESS

      We were incorporated in the State of California in August 1994. We are engaged in the development, manufacture, marketing and sale of computer telephony products for the business, Small Office Home Office ("SOHO") and residential marketplaces. In recent years, the number of individuals and businesses relying on their telephone company or other service provider to provide them with services such as voice mail, and e-mail and CENTREX, a business-oriented service that eliminates the need for on-premise telephone switching equipment, has increased dramatically. Our products are designed to enhance the convenience and utility of these services by providing customers with features that are either not available or not included in standard service packages.

PRODUCTS

MESSAGEALERT

     The MessageAlert is a visual indicator for telephone company provided voice mail (a "voice message waiting indicator", or "VMWI"). Telephone companies typically use one of two signaling standards to alert voice mail subscribers that they have a message waiting: stutter dial tone signaling and "CLASS" signaling, which enables detection of a voice mail message without taking the line off-hook.

     The MessageAlert is the only battery powered stutter and CLASS compatible MWI on the market. We have been granted a patent on the MultiSense Technology incorporated in it that enables it to work with both signaling standards. We market the MessageAlert under the name "MessageAlert". The MessageAlert is also marketed by certain other telephone companies under their own names. In addition, we market a version of the MessageAlert, "MessageAlert PBX," which is specifically adapted for PBX environments.

CENTREX RECEPTIONIST

     Small businesses that use CENTREX services generally must maintain a human attendant to answer incoming calls, or the calls will go unanswered or they will be transferred into the business' general voice mail mailbox. The Centrex Receptionist is a stand-alone unit that provides the CENTREX customer with automatic call answer and transfer capability 24 hours a day. The Centrex Receptionist provides thirty minutes of recorded announcement time, special after hours or holiday announcements, and nine main menu items. Each main menu item supports nine selections that can be either a transfer to a telephone number or announcement. The Centrex Receptionist also provides extension dialing, name directory services and call statistics. The unit has a battery back-up that will last up to three days. The Centrex Receptionist is remotely configured by Notify Technology Customer Service but locally programmable by the user for voice mail messages and voice name directories using a touch tone telephone. It has password protection for all administrative programming. The current Centrex Receptionist model supports two to four incoming CENTREX lines.

CALLER - ID

     We announced a family of Caller - ID products in January 1999. Our Caller - ID products incorporate the MessageAlert visual message waiting indication technology and support for a combination of telephone company services such as voicemail, Caller - ID, call waiting Caller - ID and deluxe call waiting. These products are categorized as "Type I" (calling name and calling number only); "Type II" (Type I features plus Call Waiting - Caller -
ID) and "Type II.V" (Type II plus Call Waiting Deluxe). The Type II and Type II.V products take advantage of more sophisticated services offered by telephone service providers than the "Type I" technology more commonly on the market. This line of products is designed to bundle multiple services from the telephone service provider offering more functionality to the end user and more revenue opportunity for the telephone service provider.

     We intend to distribute our products through or in conjunction with the large domestic telephone companies and certain of their authorized resellers. To date, we have sold our MessageAlert product to five of the seven Regional Bell Operating companies and twelve of the 20 largest local exchange carriers. Our strategy is to encourage these telephone companies to bundle our products with their services to acquire new customers and to retain more new service subscribers. In addition, we intend to encourage telephone companies and their authorized resellers that focus on selling Centrex services to market our Centrex Receptionist as an enhancement to the basic Centrex service. We believe that the relationships with telephone companies that we have formed as a result of our marketing of the MessageAlert product will aid us in developing the telephone companies as a distribution channel for the Centrex Receptionist and the Call Manager product line.

TECHNOLOGY:  "GOT MAIL"

     We recently announced the development of a visual "Got Mail" technology that would allow home users to see that they have new e-mail without turning on their computers. We are marketing this technology to large telephone companies and Internet Service Providers that could offer the visual service to their dial-up e-mail customers as a value-added service. We have not yet announced a product utilizing our "Got Mail" technology.

SALES, MARKETING AND DISTRIBUTION

     Our domestic and international marketing and sales activities for the MessageAlert to date have been focused on direct sales to large telephone companies. The MessageAlert is being either private labeled or joint marketed by GTE Communication Systems Corporation, Pacific Bell, BellSouth Corporation, Ameritech Corporation, Century Telephone Enterprises Inc., Commonwealth Telephone Company, Standard Telephone Company and Aliant Communications, Inc. Except with respect to Pacific Bell, our relationship with these companies has not been reduced to a formal agreement or contract and none of these companies is obligated to purchase any product from us. We manufacture product based on purchase orders and forecasts of purchases received from Regional Bell Operating Companies ("RBOCs") and Local Exchange Carriers ("LECs"). We believe large telephone companies typically do business in this manner and do not intend to seek long-term contractual commitments from our telephone company customers.

     We are marketing the Centrex Receptionist to the same group of large telephone companies we have targeted for the MessageAlert product. We have entered into one contract with a major telephone company to sell the Centrex Receptionist through its ongoing Customer Premise Equipment channel. We believe that having established ourselves as a qualified supplier or joint marketing partner with respect to the MessageAlert product will help shorten the sales cycle with respect to the Centrex Receptionist. In particular, we believe the Centrex Receptionist and the MessageAlert product can be marketed together by the telephone companies to the business market.

     We believe our success, if any, will be largely dependent on our ability to either sell our products to or enter into joint marketing arrangements with the seven RBOCs and approximately 20 large LECs in the United States.
In particular, we believe that our MessageAlert product can be sold profitably only if it is sold to or in conjunction with the RBOCs and LECs. We also expect to rely significantly on the RBOCs and LECs as a channel for our Centrex Receptionist and Call Manager products. To date, we have sold our products to five RBOCs and twelve LECs. Any failure to develop significantly enhanced relationships with the RBOCs and LECs would have a materially adverse effect on our business and operating results.

     We are marketing our products outside North America by using sales representatives in various countries. We have entered into a sales representative agreement to market products in France and another agreement to market products in the United Kingdom, Germany, Netherlands, Spain, Sweden, and Switzerland. No significant revenue was generated from the international market in fiscal 1998.

TECHNICAL AND MARKETING SUPPORT

     We have developed product collateral and marketing programs for the MessageAlert, Centrex Receptionist and Call Manager products. We intend to expand our ongoing marketing programs. These marketing programs will include augmentation of collateral material, advertising and trade shows, supplemented with public relations campaigns.

     We provide back-up technical support to large telephone companies and resellers. Our support personnel perform all technical support. In the future, our support organization will provide both sales and technical support. Sales support consists of sales and marketing training at our home office training facility for our own sales force and those of authorized resellers. The Centrex Receptionist requires remote modem support by our customer service group whenever the user wants to add lines, make directory changes and perform system back-up on a billable service arrangement.

RESEARCH AND DEVELOPMENT

     We incurred $1,376,767 and $745,063 in research and development expenses in fiscal 1998 and 1997, respectively. We have had limited internal engineering resources and have used contract engineering resources for a significant portion of our research and development. We believe that our future success, if any, depends significantly on our ability to continue to enhance our existing products and to develop new products, and intend to continue to incur continued research and development costs. We expect that our research and development efforts will be focused in three areas: cost reduction and feature enhancement of the MessageAlert product line; further development of our Call Manager product line; and development of our "Got Mail" technology.

MANUFACTURING

     We have primarily used domestic contract manufacturing to minimize resources devoted to manufacturing and to maximum flexibility and response time. At times, we use offshore turnkey manufacturing when production volume makes it a cost-effective alternative. To the extent possible, we use standard parts and components for our products although certain components are custom designed and/or are available only from a single source or limited sources.

GOVERNMENTAL REGULATION AND INDUSTRY STANDARDS

     Our products must comply with a variety of regulations and standards including regulations and standards set by the Federal Communications Commission, Underwriters Laboratories, National Registered Testing Laboratories, and Bell Communications Research. As we enter international markets we will be required to comply with whatever governmental regulations and industry standards exist in those markets. In addition, the U.S. telecommunications market is evolving rapidly in part due to recently enacted laws revamping the telecommunications regulatory structure. Additional legislative or regulatory changes are possible. Any failure to comply with existing regulations and standards or to adapt to new regulations and standards could have a material adverse effect on our business and operating results.

COMPETITION

     We currently have several direct competitors in the market for VMWI products. Solopoint, Inc. produces the S025 Message Waiting Light, a stutter dial tone and CLASS/FSK signal AC-powered VMWI. We believe that Bellsouth is the only telephone company marketing the S025. Consumerware, Inc. produces VoiceMail Lite, a battery powered, stutter tone only VMWI. We believe the retail store unit of GTE is the only telephone company which markets the VoiceMail Lite. SNI Innovation, Inc. produces VisuAlert, a dual standard VMWI that requires an AC adapter. We believe that no large telephone company is reselling or marketing the VisuAlert product. AASTRA TELECOM of Canada produces Call Answer Lite, a dual standard VMWI that requires an AC Adapter. We believe competition in the VMWI market is based on support of signaling standards, type of power source, other features, price and quality. We believe we compete favorably with respect to all of these factors.

     We have one direct competitor in the market for auto-attendant products specifically designed for the Centrex market. SoloPoint, Inc. produces an auto-attendant product that has basic call answering and call routing features but is missing one or more of the features of the Centrex Receptionist. The Centrex Receptionist features include multiple levels of menus, pre-recorded system prompts, interactive voice response for configuration, name directory functionality, and call statistics for up to four incoming ports. We believe competition in the auto-attendant market is based on features (including ease of use, availability of a name directory, amount of recording time and number of menu levels), price and quality. We believe our Centrex Receptionist product competes favorably with respect to all of these factors.

     In the market of Call-ID products, there exist many companies, both domestic and foreign who manufacture products offering a wide range of functionality. The Caller - ID marketplace consists of two major segments; retail and telephone company related sales. We compete in the telephone company related segment that commonly requires large quantities of low featured product for acquisition and entry level sales to Caller - ID customers and smaller quantities of more fully featured product for multiple service bundling and upgraded Caller - ID services such as Call Waiting - Caller ID and Call Waiting - Disposition.

     We compete with CIDCO Incorporated, Solopoint, Inc., Consumerware, Inc., SNI Innovation, Inc., TI Systems and AASTRA TELECOM in the Caller - ID market. Foreign manufacturers of Caller - ID product compete primarily in the retail marketplace or resell through one of the domestic companies named above.

     We are not aware of any direct competitors of the "Got Mail" technology announced in February 1999. There exist PC based products that notify users of e-mail but these require the PC to be turned on. Our technology, as announced, would not require an active computer to provide notification.

     We expect that to the extent that the market for any of our products develops, competition will intensify and new competitors will enter the market. Certain manufacturers of competing products have greater financial, technical and marketing resources than we do. In addition, there are several companies with substantially greater technical, financial and marketing resources than us that could produce competing products. These companies include telephone equipment manufacturers such as CIDCO Incorporated, Northern Telecom Limited and Lucent Technologies Inc. There can be no assurance that we will be able to compete successfully against existing and new competitors as the market for our products evolves and the level of competition increases. A failure to compete successfully against existing and new competitors would have a materially adverse effect upon our business and results of operations.

PROPRIETARY RIGHTS

     We rely on a combination of patent and trade secret law, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products. We have a design patent issued on the MessageAlert design. The MessageAlert design is unique in that it provides a visual message waiting indicator light packaged in the form of a 3M Post- it(R) Note holder. In addition, we were granted a patent in October 1998 relating to the MultiSense technology used in the MessageAlert product. Our MultiSense technology automatically detects and reacts to either stutter or CLASS signaling. We intend to continue to apply for patents, as appropriate, for our future technologies and products.

     There are few barriers to entry into the market for our products, and there can be no assurance that any patents applied for by us will be granted or that the scope of our patent or any patents granted in the future will be broad enough to protect against the use of similar technologies by our competitors. There can be no assurance, therefore, that any of our competitors, some of whom have far greater resources than we do, will not independently develop technologies that are substantially equivalent or superior to our technology. Further, we intend to distribute our products in a number of foreign countries. The laws of those countries may not protect our proprietary rights to the same extent as the laws of the United States.

     We may be involved from time to time in litigation to determine the enforceability, scope and validity of any of our proprietary rights or of third parties asserting infringement claims against us. Any such litigation could result in substantial costs to us and diversion of efforts by our management and technical personnel.

     We have entered into a non-exclusive license agreement with Active Voice Corporation ("Active Voice") pursuant to which we have paid an up-front fee on sales of our MessageAlert product in exchange for certain rights with respect to a patent issued to Active Voice covering stutter dial tone detection.

EMPLOYEES

     As of September 30, 1998, we employed sixteen persons of whom three were engaged in research and development, two in manufacturing, eight in sales, marketing, and customer support, and three in general administration and finance. Fifteen of our employees work full time. We contemplate increasing our staff at a pace consistent with our business and growth. None of our employees are currently represented by a labor union. We consider our relations with our employees to be good.

     Our success, if any, will be dependent on our ability to attract and retain highly skilled technical personnel as well as marketing and sales personnel. If we are unable to hire the necessary personnel, the development of new products and enhancements to current products would likely be delayed or prevented. Competition for highly-skilled technical, managerial, sales, and marketing personnel is intense. There can be no assurance that we will be successful in retaining our key personnel and in attracting and retaining the personnel we require for expansion.

FACILITIES

     The Company's principal executive offices are located at 1054 South DeAnza Boulevard, Suite 105, San Jose, California 95129. The facilities consist of approximately 3,900 square feet of office space pursuant to a lease that expires March 31, 2001. The Company will either renew its lease and acquire more space if available or enter into a lease for new premises in the local area.

HOW TO GET INFORMATION ABOUT NOTIFY TECHNOLOGY CORPORATION

     We are subject to the informational requirements of the Exchange Act and therefore file reports, proxy and information statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's Internet website is http://www.sec.gov.

                                  MANAGEMENT



EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of Notify Technology Corporation, and their ages as of December 31, 1998, are as follows:

            Name            Age                                       Position
 ------------------------- ----- ----------------------------------------------------------------------------
 Paul F. DePond(1) . . . .  45   President, Chief Executive Officer and Chairman of the Board of Directors
 Gaylan I. Larson  . . . .  58   Vice President of Operations and Director
 Gerald W. Rice  . . . . .  51   Chief Financial Officer and Secretary
 Michael Ballard(1)(2) . .  43   Director
 Michael Smith(2)  . . . .  52   Director
 Andrew Plevin(1)  . . . .  35   Director

------------------------
(1)    Member of Compensation Committee
(2)    Member of Audit Committee

     PAUL F. DEPOND, founder of Notify Technology Corporation, has served as its President, Chief Executive Officer and Chairman of the Board of Directors since its inception in August 1994. Mr. DePond also sits on the Board of Directors of LearnCom, a company located in San Jose, CA. From September 1992 through May 1994, Mr. DePond served as Vice President Corporate Marketing of Telebit Corporation, a supplier of high speed modems and dialup remote access products. From January 1991 through September 1992, Mr. DePond served as Vice President, Marketing, of Alantec Corporation, a manufacturer of networking products. Mr. DePond received a B.S. in Electrical Engineering and Computer Engineering in 1979, and an M.A. in Computer Science in 1980, each from the University of Michigan at Ann Arbor.

     GERALD W. RICE has served as Chief Financial Officer and Secretary of Notify Technology Corporation since August 1994. From November 1993 to June 1996, he owned Comprehensive Business Services, a financial services company franchise. From April 1992 to April 1993, Mr. Rice served as Controller at Surface Science Instruments, a manufacturer of capital equipment for surface chemical analysis. From June 1990 to April 1992 Mr. Rice was Vice President of Finance and Secretary of Applied Dielectrics, a manufacturer of microwave circuit boards. Mr. Rice received an A.A. from Ohlone Community College in 1969 and a B.A. in Accounting from California State College of Stanislaus in 1971.

     GAYLAN I. LARSON has served as Vice President of Operations and as a Director of Notify Technology Corporation since August 1994. From January 1991 to August 1994, Mr. Larson was Chief Operating Officer of SportSense, Inc., a manufacturer of golf training equipment. Prior to SportSense, Mr. Larson served as General Manager of the Data Systems Division of Hewlett-Packard Company, a company with which he had an 18 year relationship. Mr. Larson received an A.A. from Sacramento Junior College in 1959, a B.S. in Electrical Engineering from University of California, Berkeley in 1961, and a M.S.E.E. in Engineering from Newark College of Engineering in 1965.

     MICHAEL BALLARD has served as a director of Notify Technology Corporation since January 1996. Mr. Ballard is the Chief Executive Officer and Chairman of the Board of Savannah Chanel Vineyards, Inc. From October 1996 to November 1997, Mr. Ballard directed the dial-up technology division of Cisco Systems, Inc. From May 1995 to October 1996, Mr. Ballard served as Executive Vice President Marketing of Telebit Corporation. From June 1993 to September 1994, Mr. Ballard served as Chief Operating Officer of UUNet, Inc., an internet service provider. From January 1986 to May 1993, Mr. Ballard held several positions including Chief Executive Officer of Telebit Corporation. Mr. Ballard received his B.F.A. in 1978 from the University of Utah.

     MICHAEL SMITH has served as a director of Notify Technology Corporation since February 1996. Mr. Smith owned and operated COMAC, a literature and product fulfillment company, from 1970 until 1999. Mr. Smith currently serves as the President of COMAC, a subsidiary of Pierce Leahy Corporation. Mr. Smith attended San Jose State University from 1964 through 1969.

     ANDREW PLEVIN was elected as a director of Notify Technology Corporation in February 1998. Since November 1997, Mr. Plevin has been acting Chief Executive Officer and President of Core Software Technology, Inc. From August 1993 to November 1997, Mr. Plevin served as Vice President of D.H. Blair Investment Banking Corp. Mr. Plevin was nominated to the Board of Directors pursuant to a requirement contained in the underwriting agreement between Notify Technology and D.H. Blair Investment Banking Corp. for our initial public offering. The provision provides that D.H. Blair Investment Banking Corp. shall have the right to designate one director of our Board of Directors for a period of five years from the closing date of our initial public offering.

     In connection with a private placement of our securities, we have agreed to seek shareholder approval to expand our Board of Directors and to elect David A. Brewer to our Board of Directors.

     All directors are elected annually and serve until the next annual meeting of shareholders or until the election and qualification of their successors. All executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors or executive officers of Notify Technology Corporation.

     Our success, if any, will be dependent to a significant extent upon certain key management employees, including Messrs. DePond and Larson. We have 3-year key-man term life insurance on Mr. DePond in the amount of $2 million and have entered into employment agreements with him and with Messrs. Larson, and Rice. See "Employment Contracts."

DIRECTOR COMPENSATION

     Members of our Board of Directors do not receive compensation for their services as directors.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation awarded to, earned by, or paid for services rendered to Notify Technology Corporation in all capacities during the fiscal year ended September 30, 1998, by (i) our Chief Executive Officer and (ii) our most highly compensated executive officers whose salary and bonus for such year exceeded $100,000 (the "Named Executive Officers").

                              SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM COMPENSATION
                                                                         -----------------------------------------
                          ANNUAL COMPENSATION                                        AWARDS                PAYOUTS
-----------------------------------------------------------------------  -------------------------------   -------
                                                                                             SECURITIES
                                                           OTHER ANNUAL   RESTRICTED STOCK   UNDERLYING     LTIP      ALL OTHER
NAME AND PRINCIPAL                      SALARY    BONUS    COMPENSATION       AWARD(S)        OPTIONS      PAYOUTS   COMPENSATION
POSITION                      YEAR       ($)       ($)         ($)              ($)             (#)          ($)        ($)(1)
--------------------------   ------   ---------  -------  --------------  -----------------  ------------  --------  ------------
Paul F. DePond . . . .        1998     132,739      --          --               --              --          --         7,950
   Chief Executive            1997     121,381      --          --               --              --          --         8,673
   Officer                    1996     100,385,     --          --               --              --          --         7,146

Gaylan Larson . . . . .       1998     115,585      --          --               --              --          --         6,138
   Chief Operations           1997     112,446      --          --               --              --          --         7,518
   Officer                    1996      95,365      --          --               --              --          --           --

Gerald Rice . . . . . .       1998     105,759      --          --               --              --          --         6,562
   Chief Financial            1997      95,519      --          --               --            24,752        --         6,886
   Officer                    1996      63,895      --          --               --              --          --           --

---------------------------
(1) Represents payments of insurance premiums on behalf of the Named Executive Officers.

     The following tables set forth certain information for the Named Executive Officers with respect to grants and exercises in fiscal 1998 of options to purchase common stock:

                          OPTION GRANTS IN LAST FISCAL YEAR

                               NUMBER OF          % OF TOTAL       EXERCISE
                               SECURITIES      OPTIONS GRANTED        OR
                           UNDERLYING OPTIONS   TO EMPLOYEES IN    BASE PRICE     EXPIRATION
           NAME               GRANTED (#)        FISCAL YEAR         ($/SH)          DATE
------------------------- ------------------- ------------------   ----------     ----------
Paul F. DePond  . . . . .         --                --                 --             --
Gaylan Larson . . . . . .         --                --                 --             --
Gerald Rice . . . . . . .         --                --                 --             --


      AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

                                                          NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                      UNDERLYING OPTIONS AT FISCAL    IN-THE-MONEY OPTIONS AT
                            SHARES          VALUE             YEAR END (#)            FISCAL YEAR END (1)($)
                          ACQUIRED ON     REALIZED   -----------------------------  ----------------------------
         NAME            EXERCISES (#)      ($).      EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----------------------  ---------------  ----------  -------------  -------------   -----------    -------------
Paul F. DePond  . . .        --             --         110,792          --              --              --
Gaylan Larson . . . .        --             --            --            --              --              --
Gerald Rice . . . . .        --             --          25,752          --              --              --

----------------------------
(1) Market value of underlying securities at fiscal year-end minus exercise price multiplied by the number of shares.

STOCK OPTION PLAN

     Our Stock Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights ("SPRs"). The Stock Option Plan was approved by the Board of Directors and the shareholders in January 1997. Unless terminated sooner, the Stock Option Plan will terminate automatically in January 2007. A total of 195,938 shares of common stock are currently reserved for issuance pursuant to the Stock Option Plan. As of January 31, 1999 we had granted options to purchase an aggregate of 59,000 shares of Common Stock to nine employees and four non-employees at $0.906 per share and 45,000 shares of Common Stock to two employees and two non-employees at $3.781 per share on the date of this registration.

     The Stock Option Plan may be administered by the Board of Directors or a committee of the Board (the "Committee"), which Committee shall, in the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the Stock Option Plan is determined by the Committee, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, the exercise price must at least be equal to the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the Stock Option Plan may not exceed ten years.

     The Stock Option Plan provides that in the event of a merger of Notify Technology Corporation with or into another corporation, a sale of substantially all of our assets or a like transaction involving Notify Technology Corporation, each option shall be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the Committee shall provide for the Optionee to have the right to exercise the option or SPR as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If the Administrator makes an option or SPR exercisable in full in the event of a merger or sale of assets, the Administrator shall notify the optionee that the option or SPR shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the option or SPR will terminate upon the expiration of such period.

EMPLOYMENT CONTRACTS

     In December 1996, we entered into an employment agreement with Paul DePond, our President and Chief Executive Officer. The agreement provides for a base salary of $130,000, which increased to $150,000 thirteen months following our initial public offering, and a $50,000 bonus contingent on our attainment of certain performance milestones. In addition, if we are sold while Mr. DePond is employed by us, Mr. DePond will receive a bonus equal to 2% of the price at which we are sold.

     In the event that we terminate Mr. DePond without cause following a change in control, Mr. DePond is entitled to receive severance compensation equal to a continuation of his salary for a period of twenty-four (24) months. In the event that we terminate Mr. DePond without cause apart from a change of control, Mr. DePond is entitled to receive severance compensation equal to a continuation of his salary for a period of eighteen (18) months. Mr. DePond is not entitled to severance compensation in the event of a termination for cause or voluntary resignation. In the event of a termination due to disability, Mr. DePond is entitled to receive only those severance or disability benefits as are established under our then existing severance and benefits plans and policies.

     In December 1996, we entered into employment agreements with Mr. Larson, our Vice President of Operations and Mr. Rice, our Chief Financial Officer. The agreements provide for base salaries of $115,000 and $105,000 for Messrs. Larson and Rice, respectively. Under the agreements, Messrs. Larson and Rice are eligible to receive annual bonuses based on an earnings target approved by our board of directors.

     In the event that we terminate Messrs. Larson or Rice without cause following a change in control, the terminated officer is entitled to receive severance compensation equal to a continuation of his salary for a period of twelve (12) months. In the event that we terminate Messrs. Larson or Rice without cause apart from a change of control, the terminated officer is entitled to receive severance compensation equal to a continuation of his salary for a period of six (6) months. Messrs. Larson and Rice are not entitled to severance compensation in the event of a termination for cause or voluntary resignation. In the event of a termination due to disability, the terminated officer is entitled to receive only those severance or disability benefits as are established under our then existing severance and benefits plans and policies.

     The foregoing agreements define a "change in control" as (i) the acquisition of more than 30% of the voting securities of Notify Technology Corporation by any person or group; (ii) a change in a majority of our board of directors occurring within a two-year period; or (iii) the approval by our shareholders of a transaction which would result in a transfer of more than 50% of our voting power provided, however, that a public offering of our common stock does not constitute a change of control. Messrs. DePond, Rice and Larson have also agreed that the acquisition of shares and warrants by David Brewer does not constitute a "change in control."The agreements define "cause" as an act of dishonesty in connection with employment; a conviction of a felony which will detrimentally affect our reputation or business; willful and gross misconduct injurious to us; and continued and willful failure to perform duties. The agreements define "disability" as the inability to perform duties under the agreement due to mental or physical illness determined to be total and permanent by a physician.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND RELATED MATTERS

     We have adopted provisions in our Articles of Incorporation that eliminate the personal liability of our directors for monetary damages arising from a breach of their fiduciary duties in certain circumstances to the fullest extent permitted by law and authorizes us to indemnify our directors and officers to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by California law. We have entered into indemnification agreements with our officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     At present, there is no pending material litigation or proceeding involving any of our directors or officers where indemnification may be required or permitted. We are not aware of any threatened material litigation or proceeding which may result in a claim for such indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Notify Technology Corporation pursuant to the foregoing provisions, or otherwise, we have been advised that it is the opinion of the Commission that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In April 1997, Michael Ballard, one of our directors, loaned Notify Technology $200,000 in exchange for a note in the principal amount of $200,000 and warrants to purchase 2,970 shares of our Common Stock at a price per share of $5.00. We repaid this note with a portion of the proceeds of our initial public offering.

     We have an ongoing business relationship with COMAC, a literature and product fulfillment company previously owned by Michael Smith. Mr. Smith currently serves as the president of COMAC, a subsidiary of Pierce Leahy Corp. We use COMAC, along with other fulfillment companies, on a project by project basis to facilitate the distribution of our products to telephone company customers. We have no contractual obligation to use COMAC's services. In fiscal year 1998, we paid to COMAC $61,100 in fees. During the first quarter of fiscal 1999, we paid to COMAC $1,032 in fees.

     In August 1997, we issued a five-year warrant to purchase 24,752 shares of our common stock with an exercise price of $5.00 per share to Gerald W. Rice, our Chief Financial Officer.

     From August 1993 to November 1997, Mr. Andrew Plevin, a director on our Board of Directors, served as Vice President of D.H. Blair Investment Banking Corp. D.H. Blair Investment Banking Corp. served as placement agent for our 1997 bridge financing and as underwriter for our initial public offering. In connection with the bridge financing and our initial public offering, D.H. Blair Investment Banking Corp. received approximately $1,150,000 in discounts, commission, and non-accountable expense allowances. In addition, D.H. Blair Investment Banking Corp. received an option to purchase 160,000 Units, at $7.00 per Unit, exercisable at any time, in whole or in part, during the two year period commencing August 28, 2000.

     In March 1999, we sold to David A. Brewer in a private placement 850,000 shares of common stock and warrants to purchase 1,334,444 shares of common stock for aggregate consideration of $3,060,000. The warrants consisted of four warrants to purchase 155,800 share of common stock at $3.60 per share and one warrant to purchase 721,244 shares of common stock at $3.60 per share. Each of the four warrants expires upon the earlier of September 3, 2000 or 30 days after we meet certain product sales or revenue milestones. The fifth warrant expires on March 3, 2003 and contains a net exercise provision. In connection with the sale of the common stock and warrants to Mr. Brewer, we agreed to issue additional warrants to Mr. Brewer if we sell shares of common stock in a capital raising transaction at price below $3.60 per share prior to the earlier of (i) March 3, 2002 or (ii) our calling our
outstanding Class A warrants.   In addition, we agreed to register for resale
the common stock sold in the private placement and the common stock underlying the warrants at the request of Mr. Brewer which may be made at any time after June 3, 1999. We also agreed to seek shareholder approval to increase the size of our board of directors and to elect Mr. Brewer to our board of directors.

     We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors of the Board of Directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                            PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of our common stock as of March 15, 1999, (i) by each person (or group of affiliated persons) who is known by us to own beneficially more than five percent of our common stock, (ii) by each of the Named Executive Officers, (iii) by each of our directors, and (iv) by all of our directors and executive officers as a group. We believe that the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable.

                                                                                            SHARES
                                                                                          BENEFICIALLY
                  NAME AND ADDRESS OF BENEFICIAL OWNER                                       OWNED(1)            PERCENTAGE (1)
--------------------------------------------------------------------------------         ---------------        ----------------
David A. Brewer(2)(3)(4)........................................................            2,239,745                39.0%
   c/o Notify Technology Corporation
   1054 S. De Anza Blvd., Suite 105
   San Jose, California  95129

Paul F. DePond(5)...............................................................              516,731                11.5
   c/o Notify Technology Corporation
   1054 S. De Anza Blvd., Suite 105
   San Jose, California 95129

Alan Stahler(6)(7)..............................................................              315,500                 6.9
   c/o D.H. Blair Investment Banking Corp.
   44 Wall Street
   New York, NY 10005

J. Morton Davis(8)(9)...........................................................              288,704                 6.4
   c/o D.H. Blair Investment Banking Corp.
   44 Wall Street
   New York, NY 10005

Gaylan I. Larson................................................................              198,019                 4.5
   c/o Notify Technology Corporation
   1054 S. De Anza Blvd., Suite 105
   San Jose, California 95129

Gerald W. Rice(10)..............................................................               94,058                 2.1
   c/o Notify Technology Corporation
   1054 S. De Anza Blvd., Suite 105
   San Jose, California 95129

Michael Ballard(11).............................................................               71,970                 1.6
   c/o Notify Technology Corporation
   1054 S. De Anza Blvd., Suite 105
   San Jose, California 95129

Michael Smith(12)...............................................................               54,269                 1.2
   c/o Notify Technology Corporation
   1054 S. De Anza Blvd., Suite 105
   San Jose, California 95129

Andrew Plevin(13)...............................................................                6,700                 *
   c/o Notify Technology Corporation
   1054 S. De Anza Blvd., Suite 105
   San Jose, California 95129

All directors and executive officers as a group
   (6 persons)..................................................................              941,747                17.7

----------------------

  *  Less than one percent.
(1) Applicable percentage of ownership is based on 4,399,326 shares of common stock outstanding as of March 15, 1999 together with applicable options or warrants for such shareholder. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission, and includes voting and investment power with respect to shares. Shares of common stock subject to warrants currently exercisable or exercisable within 60 days after March 15, 1999 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other stockholder.
(2) Includes 1,357,444 shares issuable upon exercise of currently exercisable warrants.
(3) Includes 19,801 shares of common stock owned by Hanabusa Investments, Inc., of which Mr. Brewer is a shareholder.
(4) Includes 12,500 shares of common stock and 13,000 shares issuable upon exercise of currently exercisable warrants owned by JBB Associates, of which Mr. Brewer is a shareholder.
(5) Includes 110,792 shares issuable upon exercise of currently exercisable warrants.
(6) Includes 157,000 shares issuable upon exercise of currently exercisable warrants.
(7) Beneficial Ownership based on December 31, 1998 filing of Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
(8) Includes 144,352 shares issuable upon exercise of currently exercisable warrants.
(9) Beneficial ownership based on December 31, 1998 filing of Schedule 13G/A under the Exchange Act.
(10) Includes 24,752 shares issuable upon exercise of currently exercisable warrants.
(11) Includes 9,543 shares issuable upon exercise of currently exercisable warrants.
(12) Includes 3,264 shares issuable upon exercise of currently exercisable warrants.
(13) Includes 350 shares issuable upon exercise of currently exercisable warrants.


ESCROW SECURITIES

     In connection with our initial public offering, the holders of our common stock and warrants to purchase common stock placed 1,242,985 shares of our common stock (the "Escrow Shares") and warrants to purchase 126,759 shares of common stock (the "Escrow Warrants" and, together with the Escrow Shares, the "Escrow Securities") into escrow pursuant to an escrow agreement ("Escrow Agreement") with our transfer agent, American Stock Transfer and Trust, as escrow agent. The Escrow Securities are not assignable or transferable; however, the Escrow Shares may be voted. Holders of any Escrow Warrants in escrow may exercise their warrants prior to their release from escrow; however, the shares issuable upon any such exercise will continue to be held in escrow as Escrow Shares pursuant to the Escrow Agreement.

     The Escrow Agreement provides that one-half of the Escrow Securities (i.e. 684,872 shares of issued or issuable common stock) will be released from escrow, on a pro rata basis, if, and only if, one or more of the following conditions are met:

          1. our net income before provision for income taxes and exclusive of any extraordinary earnings as audited and determined by our independent public accountants (the "Minimum Pretax Income") amounts to at least $1.7 million for the fiscal year ending September 30, 1998 or September 30, 1999;

          2. the Minimum Pretax Income amounts to at least $2.8 million for the fiscal year ending September 30, 2000;

          3. the Minimum Pretax Income amounts to at least $4.1 million for the fiscal year ending on September 30, 2001;

          4. the Minimum Pretax Income amounts to at least $5.4 million for the fiscal year ending on September 30, 2002;

          5. the Minimum Pretax Income amounts to at least $8.2 million for the fiscal year ending on September 30, 2003;

          6. commencing on August 28, 1997 and ending 18 months thereafter, the bid price of our common stock averages in excess of $12.00 per share (subject to adjustment in the event of any reverse stock splits or other similar events) for 30 consecutive business days;

          7. commencing 18 months after August 28, 1997 and ending 36 months thereafter, the bid price averages in excess of $15.00 per share (subject to adjustment in the event of any reverse stock splits or other similar events) for 30 consecutive business days; or

          8. we are acquired by or merged into another entity in a transaction in which our shareholders receive per share consideration at least equal to the level set forth in (6) above.

     The Escrow Agreement further provides that the remaining Escrow Securities (i.e. 684,872 shares of issued or issuable shares of common stock) will be released from escrow, on a pro rata basis, if, and only if, one or more of the following conditions is met:

          1. the Minimum Pretax Income amounts to at least $2.8 million for the fiscal year ending September 30, 1998 or September 30, 1999;

          2. the Minimum Pretax Income amounts to at least $4.1 million for the fiscal year ending on September 30, 2000;

          3. the Minimum Pretax Income amounts to at least $5.4 million for the fiscal year ending on September 30, 2001;

          4. the Minimum Pretax Income amounts to at least $8.2 million for the fiscal year ending on September 30, 2002;

          5. the Minimum Pretax Income amounts to at least $9.5 million for the fiscal year ending on September 30, 2003;

          6. commencing on August 28, 1997 and ending 18 months thereafter, the bid price of our common stock averages in excess of $13.30 per share (subject to adjustment in the event of any reverse stock splits or other similar events) for 30 consecutive business days;

          7. commencing 18 months after August 28, 1997 and ending 36 months thereafter, the bid price averages in excess of $16.75 per share (subject to adjustment in the event of any reverse stock splits or other similar events) for 30 consecutive business days; or

          8. we are acquired by or merged into another entity in a transaction in which our shareholders receive per share consideration at least equal to the level set forth in (6) above.

     The Minimum Pretax Income amounts set forth above (i) shall be calculated exclusive of any extraordinary earnings, including, but not limited to, any charge to income resulting from release of the Escrow Securities and (ii) shall be increased proportionately, with certain limitations, in the event additional shares of common stock or securities convertible into, exchangeable for or exercisable into common stock are issued after completion of our initial public offering. The foregoing Minimum Pretax Income amounts have been adjusted to reflect the effect of the share issuances to David A. Brewer. The bid price amounts set forth above are subject to adjustment in the event of any stock splits, reverse stock splits, reverse stock splits or other similar events.

     Any money, securities, rights or property distributed in respect of the Escrow Securities, including any property distributed as dividends or pursuant to any stock split, merger, recapitalization, dissolution, or total or partial liquidation of us, shall be held in escrow until release of the Escrow Securities. If none of the applicable Minimum Pretax Income or bid price levels set forth above have been met by December 31, 2003, the Escrow Securities, as well as any dividends or other distributions made with respect thereto, will be canceled and contributed to our capital. We expect that the release of the Escrow Securities to its officers, directors, employees and consultants, if it occurs, will be deemed compensatory and, accordingly, will result in a substantial charge to reportable earnings, which would equal the fair market value of such shares on the date of release. Such charge could substantially increase the loss or reduce or eliminate our net income for financial reporting purposes for the period or periods during which such shares are, or become probable of being, released from escrow. Although the amount of compensation expense recognized by us will not affect our total shareholders' equity, it may have a negative effect on the market price of our securities.

     The Minimum Pretax Income and bid price levels set forth above were determined by negotiation between us and D. H. Blair & Co. and should not be construed to imply or predict our future earnings or any increase in the market price of our securities.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

     We have authorized 15,000,000 shares of common stock, par value $0.001 per share. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferences that may be applicable to any shares of preferred stock issued in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Notify Technology Corporation, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering contemplated hereby, will be fully paid and nonassessable.

PREFERRED STOCK

     We have authorized 5,000,000 shares of preferred stock. Shares of preferred stock may be issued without shareholder approval. The Board of Directors is authorized to issue such shares in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by the shareholders. No shares of preferred stock are currently outstanding, and we have no present intention to issue any shares of preferred stock. Any preferred stock to be issued could rank prior to the common stock with respect to dividend rights and rights on liquidation. Our board of directors, without shareholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of holders of common stock and discourage, delay or prevent a change in control of Notify Technology Corporation.

TRANSFER AGENT AND WARRANT AGENT

     American Stock Transfer & Trust Company, New York, New York, serves as Transfer Agent for the shares of common stock and Units and Warrant Agent for the Class A warrants.

                             PLAN OF DISTRIBUTION

     The price of the common stock offered hereby is based on the exercise price of the Class A warrants as provided in the Warrant Agreement, dated August 28, 1997 between us and D.H. Blair Investment Banking Corp., in connection with our initial public offering (the "Warrant Agreement"). Certain of our executive officers will participate in the sale of these shares to holders upon exercise of the Class A warrants. These participants, who will not receive any compensation for these activities, will not be deemed to be brokers pursuant to Rule 3(a)4-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and will merely ensure compliance with our obligations under the Warrant Agreement in connection with the issuance of the shares of common stock upon exercise of the Class A warrants.

     American Stock Transfer & Trust Company, our transfer agent, has been designated as warrant agent (the "Warrant Agent") for the Class A warrants. Pursuant to the Warrant Agreement, if at the time of the exercise of any Class A warrant in respect of that warrant (i) the market price of our common stock is greater than the purchase price of the warrant, (ii) the exercise of the warrant was solicited by a member of the National Association of Securities Dealers, Inc. ("NASD"), (iii) the warrant was not held in a discretionary account, (iv) disclosure of compensation arrangements was made both at the time of the original offering and at the time of exercise; and
(v) the solicitation of the exercise of the warrant was not in violation of Regulation M promulgated under the Exchange Act, the Warrant Agent, simultaneously with the distribution of the proceeds from the exercise of the Class A warrant to us shall, on behalf of us, pay from the proceeds, a fee of 5% of the purchase price to D. H. Blair & Co. A portion of such fee may be reallowed by D. H. Blair & Co. to the dealer who solicited the exercise. In the event that the above conditions are not met, we will not pay any finder's fee or commission in connection with the offering hereby of the shares in connection with the exercise of the Class A warrants. We will pay all of the expenses incident to this offering which are estimated to be less than $570,000.

     The Class A warrants may be exercised any time before August 28, 2002. Delivery of shares of common stock upon exercise of a warrant will be made to the holder immediately following receipt by the Warrant Agent of the original Warrant Certificate, with the subscription form on the reverse thereof duly executed, along with payment of the purchase price in cash or by official bank or certified check payable to Notify Technology Corporation. A Class A warrant shall be deemed to have been exercised immediately prior to the close of business on the date of exercise and the person entitled to receive the shares deliverable upon such exercise shall be treated for all purposes as the holder of those shares as of the close of business on the date of exercise. Any shares issued in connection with a timely exercise will be shares of our common stock which have been registered for resale under the Securities Act.

                                LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.


                                       EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at September 30, 1998 and for the years ended September 30, 1997 and 1998, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                                ADDITIONAL INFORMATION

     We have filed a Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission") with respect to the common stock offered pursuant to this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement and amendments thereof and the exhibits thereto, which are available for inspection without charge, and copies of which may be obtained at prescribed rates, at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048, and at the Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov).

     We will provide, without charge, to each person who received a Prospectus, upon written or oral request of such person to us at the mailing address or telephone number listed below, a copy of any of the information incorporated by reference. The mailing address of our principal executive offices is Notify Technology Corporation, 1054 S. De Anza Blvd., Suite 105, San Jose, California 95129 and our telephone number is (408) 777-7920.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                    Page
Report of Ernst & Young LLP, Independent Auditors............................................       F-2


Audited Financial Statements
Balance Sheets...............................................................................       F-3
Statements of Operations.....................................................................       F-4
Statement of Shareholders' Equity (Net Capital Deficiency)...................................       F-5
Statements of Cash Flows.....................................................................       F-6
Notes to Financial Statements................................................................       F-7


                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Notify Technology Corporation

We have audited the accompanying balance sheet of Notify Technology Corporation as of September 30, 1998, and the related statements of operations, shareholders' equity (net capital deficiency), and cash flows for the years ended September 30, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Notify Technology Corporation at September 30, 1998, and the results of its operations and its cash flows for the years ended September 30, 1997 and 1998, in conformity with generally accepted accounting principles.

                                                /s/ Ernst & Young LLP

San Jose, California
October 20, 1998

                          NOTIFY TECHNOLOGY CORPORATION
                                 BALANCE SHEETS

                                                                             SEPTEMBER 30,        DECEMBER 31,
                                                                                 1998                1998
                                                                          -------------------------------------
                                                                                               (Unaudited)
ASSETS
Current assets:
    Cash and cash equivalents                                                  $2,117,613         $1,457,334
    Accounts receivable, net of allowance for doubtful accounts of
       $16,555 at September 30, 1998 and December 31, 1998                         88,868             76,443
    Note receivable                                                                50,000                  -
    Inventories                                                                   828,323            836,242
    Other current assets                                                           42,757             80,578
                                                                          -------------------------------------
                                                                                3,127,561          2,450,597

Property and equipment, net                                                       125,358            110,774

Other assets                                                                      155,443            134,610
                                                                          -------------------------------------
                                                                               $3,408,362         $2,695,981
                                                                          -------------------------------------
                                                                          -------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                           $  234,180         $  171,039
    Other accrued liabilities                                                     171,661            154,264
    Accrued payroll and related                                                    56,448             30,436
    Customer overpayment                                                           92,263             92,263
                                                                          -------------------------------------
Total current liabilities                                                         554,552            448,002

Commitments

Shareholders' equity:
    Preferred stock, $0.001 par value, 5,000,000 shares authorized,
       none issued and outstanding                                                      -                  -
    Common stock, $0.001 par value, 15,000,000 shares authorized,
       3,541,569 shares issued and outstanding at September 30, 1998
       and December 31, 1998                                                        3,542              3,542
    Additional paid-in capital                                                  8,945,417          8,945,417
    Notes receivable from shareholders                                            (11,397)           (11,397)
    Accumulated deficit                                                        (6,083,752)        (6,689,583)
                                                                          -------------------------------------
Total shareholders' equity                                                      2,853,810          2,247,979
                                                                          -------------------------------------
Total liabilities and shareholders' equity                                     $3,408,362         $2,695,981
                                                                          -------------------------------------
                                                                          -------------------------------------

                          NOTIFY TECHNOLOGY CORPORATION
                            STATEMENTS OF OPERATIONS

                                                       YEAR ENDED                   THREE-MONTH PERIOD ENDED
                                                     SEPTEMBER 30,                         DECEMBER 31,
                                               --------------------------           -------------------------
                                                 1997              1998              1997              1998
                                          -------------------------------------------------------------------------
                                                                                           (Unaudited)
Product sales                                $ 3,735,773           $ 1,638,268     $1,063,026       $   226,344
Cost of sales                                  2,760,380             1,582,042        766,037           112,300
                                          -------------------------------------------------------------------------
Gross profit                                     975,393                56,226        296,989           114,044

Operating costs and expenses:
     Research and development                    745,063             1,376,767        327,621           327,375
     Sales and marketing                         666,930               589,295        146,629           186,989
     General and administrative                  633,584               884,442        213,074           226,287
                                          -------------------------------------------------------------------------
Total operating costs and expenses             2,045,577             2,850,504        687,324           740,651

Loss from operations                          (1,070,184)           (2,794,278)      (390,335)         (626,607)
Interest expense                                (199,133)               (2,990)             -                 -
Other income and expense, net                     16,761               179,707         59,271            20,776
                                          -------------------------------------------------------------------------
Net loss before extraordinary item            (1,252,556)           (2,617,561)      (331,064)         (605,831)
Extraordinary item loss from early
   extinguishment of bridge notes               (130,354)                    -              -                 -
                                          -------------------------------------------------------------------------
Net loss                                     $(1,382,910)          $(2,617,561)    $ (331,064)      $  (605,831)
                                          -------------------------------------------------------------------------
                                          -------------------------------------------------------------------------

Basic and diluted net loss per share
   before extraordinary item                 $      (2.52)         $     (1.13)    $     (0.14)     $      (0.26)
                                          -------------------------------------------------------------------------
                                          -------------------------------------------------------------------------

Basic and diluted loss per share             $      (2.78)         $     (1.13)    $     (0.14)     $      (0.26)
                                          -------------------------------------------------------------------------
                                          -------------------------------------------------------------------------

Weighted average shares used in
   computing basic and diluted net loss
   per share                                     497,157             2,296,449      2,297,606         2,298,584
                                          -------------------------------------------------------------------------
                                          -------------------------------------------------------------------------

Pro forma net loss per share                 $     (1.82)
                                          -------------------
                                          -------------------

Weighted average shares used in
    computing pro forma net loss per
    share                                        760,693
                                          -------------------
                                          -------------------

                          NOTIFY TECHNOLOGY CORPORATION
           STATEMENT OF SHAREHOLDERS` EQUITY (NET CAPITAL DEFICIENCY)



                                                                 CONVERTIBLE
                                                               PREFERRED STOCK                COMMON STOCK
                                                        ----------------------------- ---------------------------
                                                            SHARES         AMOUNT        SHARES         AMOUNT
                                                        ---------------------------------------------------------
Balance at September 30, 1996                               4,500,000     $1,850,000       885,125   $    58,619
Repayments of notes receivable from shareholders                    -              -             -             -
Issuances of common stock to employees                              -              -        33,057        12,200
Repurchases of common stock from shareholder                        -              -       (27,722)       (7,000)
Issuances of common stock pursuant to conversion of
    convertible promissory notes and accrued interest               -              -       165,694       761,476
Issuance of bridge warrants                                         -              -             -       116,875
Conversion of no par common stock to $0.001 par common
    stock                                                           -              -             -      (941,114)
Issuance of common shares pursuant to initial public
    offering (net of expenses)                                      -              -     1,600,000         1,600
Conversion of preferred A and preferred B shares to
    common shares pursuant to initial public offering      (4,500,000)    (1,850,000)      891,060           891
Option purchased by underwriter                                     -              -             -             -
 Net loss                                                           -              -             -             -
                                                        ---------------------------------------------------------
Balance at September 30, 1997                                       -              -     3,547,214         3,547

                                                                                                             TOTAL
                                                                             NOTES                       SHAREHOLDERS'
                                                           ADDITIONAL     RECEIVABLE                      EQUITY (NET
                                                             PAID-IN         FROM         ACCUMULATED       CAPITAL
                                                             CAPITAL     SHAREHOLDERS       DEFICIT       DEFICIENCY)
                                                        ----------------------------------------------------------------
Balance at September 30, 1996                               $         -  $    (17,650)   $ (2,083,281)    $   (192,312)
Repayments of notes receivable from shareholders                      -         4,075               -            4,075
Issuances of common stock to employees                                -        (9,200)              -            3,000
Repurchases of common stock from shareholder                          -         7,000               -                -
Issuances of common stock pursuant to conversion of
    convertible promissory notes and accrued interest                 -             -               -          761,476
Issuance of bridge warrants                                           -             -               -          116,875
Conversion of no par common stock to $0.001 par common
    stock                                                       941,114             -               -                -
Issuance of common shares pursuant to initial public
    offering (net of expenses)                                6,152,533             -               -        6,154,133
Conversion of preferred A and preferred B shares to
    common shares pursuant to initial public offering         1,849,109             -               -                -
Option purchased by underwriter                                     160             -               -              160
 Net loss                                                             -              -     (1,382,910)      (1,382,910)
                                                        ----------------------------------------------------------------
Balance at September 30, 1997                                 8,942,916       (15,775)     (3,466,191)       5,464,497

                                      F-5

                          NOTIFY TECHNOLOGY CORPORATION
     STATEMENT OF SHAREHOLDERS` EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)



                                                                 CONVERTIBLE
                                                               PREFERRED STOCK                COMMON STOCK
                                                        ----------------------------  --------------------------
                                                            SHARES         AMOUNT        SHARES         AMOUNT
                                                        ---------------------------------------------------------
 Repurchases of common stock from shareholder                       -  $           -        (7,544)   $       (7)
 Repayment of notes receivable from shareholders                    -              -             -             -
 Proceeds from exercise of options and warrants                     -              -         1,899             2
 Net loss                                                           -              -             -             -
                                                       ----------------------------------------------------------
 Balance at September 30, 1998                                      -              -     3,541,569         3,542
 Net loss ( unaudited)                                              -              -             -             -
                                                       ----------------------------------------------------------
 Balance at December 31, 1998 (unaudited)                           -  $           -     3,541,569    $    3,542
                                                       ----------------------------------------------------------
                                                       ----------------------------------------------------------
                                                                                                         TOTAL
                                                                         NOTES                       SHAREHOLDERS'
                                                       ADDITIONAL     RECEIVABLE                      EQUITY (NET
                                                         PAID-IN         FROM         ACCUMULATED       CAPITAL
                                                         CAPITAL     SHAREHOLDERS       DEFICIT       DEFICIENCY)
                                                       -------------------------------------------------------------
 Repurchases of common stock from shareholder            $     (550) $          -     $         -     $       (557)
 Repayment of notes receivable from shareholders                  -         4,378               -            4,378
 Proceeds from exercise of options and warrants               3,051             -               -            3,053
 Net loss                                                         -             -      (2,617,561)      (2,617,561)
                                                       -------------------------------------------------------------
 Balance at September 30, 1998                            8,945,417       (11,397)     (6,083,752)       2,853,810
 Net loss ( unaudited)                                            -             -        (605,831)        (605,831)
                                                       -------------------------------------------------------------
 Balance at December 31, 1998 (unaudited)                $8,945,417  $    (11,397)    $(6,689,583)    $  2,247,979
                                                       -------------------------------------------------------------
                                                       -------------------------------------------------------------

                          NOTIFY TECHNOLOGY CORPORATION
                            STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED                  THREE-MONTH PERIOD ENDED
                                                                      SEPTEMBER 30,                      DECEMBER 31,
                                                             -------------------------------     ----------------------------
                                                                 1997              1998              1997             1998
                                                           ----------------------------------------------------------------------
                                                                                                          (Unaudited)
CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss                                                      $(1,382,910)      $(2,617,561)    $   (331,064)     $   (605,831)
Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization                                  38,038            54,207           11,885            16,619
    Deferred financing charges and accretion related to
       bridge notes                                               232,375                 -                -                 -
    Conversion of accrued interest on convertible notes
       to common stock                                             29,351                 -                -                 -
    Changes in operating assets and liabilities:
       Accounts receivable                                       (302,223)          348,037          127,959            12,425
       Inventory                                                 (515,649)          267,255          372,069            (7,919)
       Other assets                                               (25,293)         (214,142)        (211,891)           33,012
       Accounts payable                                           598,557          (481,174)        (285,816)          (63,141)
       Other accrued liabilities                                   29,046            26,277         (139,933)          (43,409)
                                                          -----------------------------------------------------------------------
Net cash used in operating activities                          (1,298,708)       (2,617,101)        (456,791)         (658,244)

CASH FLOWS USED IN INVESTING ACTIVITIES
Expenditures for property and equipment                           (58,874)          (65,825)          (7,695)           (2,035)
                                                          -----------------------------------------------------------------------

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of common stock                              3,000                 -                -                 -
Proceeds from issuance of convertible notes payable               125,000                 -                -                 -
Net proceeds from bridge notes                                    734,500                 -                -                 -
Repayment of bridge note payable                                 (850,000)                -                -                 -
Advances under line of credit                                      44,000                 -          (12,500)                -
Repayments under line of credit                                   (57,335)          (36,665)               -                 -
Payments on repurchase of unvested stock                                -              (354)            (354)                -
Proceeds from notes payable to shareholders                       265,000                 -                -                 -
Payments on notes payable to shareholders                        (295,000)         (200,000)        (200,000)                -
Payments of notes receivable from shareholders                      4,075             4,175            4,175                 -
Proceeds from initial public offering, net                      6,154,133                 -                -                 -
Proceeds from exercise of options and warrants                        160             3,052                5                 -
                                                          -----------------------------------------------------------------------
Net cash provided by (used in) financing activities             6,127,533          (229,792)        (208,674)                -

Net increase (decrease) in cash and cash equivalents            4,769,951        (2,912,718)        (673,160)         (660,279)
Cash and cash equivalents at beginning of period                  260,380         5,030,331        5,030,331         2,117,613
                                                          -----------------------------------------------------------------------
Cash and cash equivalents at end of period                    $ 5,030,331       $ 2,117,613     $  4,357,171      $  1,457,334
                                                          -----------------------------------------------------------------------
                                                          -----------------------------------------------------------------------

NONCASH FINANCING ACTIVITIES

Common stock issued for notes receivable from shareholders    $     9,200       $          -    $            -    $           -
                                                          -----------------------------------------------------------------------
                                                          -----------------------------------------------------------------------

Conversion of convertible preferred stock to common stock     $ 1,850,000       $          -    $            -    $           -
                                                          -----------------------------------------------------------------------
                                                          -----------------------------------------------------------------------

Common stock retired for notes receivable from
    shareholders                                              $     7,000       $          -    $            -    $           -
                                                          -----------------------------------------------------------------------
                                                          -----------------------------------------------------------------------
Conversion of convertible stock payable and accrued
    interest to common stock                                  $   761,476       $          -    $            -    $           -
                                                          -----------------------------------------------------------------------
                                                          -----------------------------------------------------------------------
Value ascribed to warrants issued in conjunction with
    private placement                                         $   116,875       $          -    $            -    $           -
                                                          -----------------------------------------------------------------------
                                                          -----------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest                                        $    71,140       $     1,949     $     11,708      $          -
                                                          -----------------------------------------------------------------------
                                                          -----------------------------------------------------------------------

                          NOTIFY TECHNOLOGY CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

            (Information at December 31, 1998 and for the three-month
             periods ended December 31, 1997 and 1998 is unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND BUSINESS

     On February 25, 1998, the Company changed its name from Notify Corporation to Notify Technology Corporation. Notify Technology Corporation (the Company) develops, manufactures and markets computer telephony products.

     LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial statements are prepared and presented on a basis assuming it continues as a going concern. At September 30, 1998, the Company had an accumulated deficit of $6.1 million and incurred a net loss of $2.6 million for the year ended September 30, 1998. Management's planned expenditures for fiscal 1999 approximate current cash and cash equivalents. The Company's recently developed products will need to attain favorable market acceptance to continue its research and development activities and fund operating expenses at current levels. Management believes that sufficient funds will be available from cash, cash equivalents, and operating activities to support planned operations through September 30, 1999. There can be no assurance that the Company's new products will attain favorable market acceptance. If the Company is unable to attain certain revenue goals, significant reductions in spending and the delay or cancellation of planned activities or more substantial restructuring of the Company may be necessary. In such event, the Company intends to implement expense reduction plans in a timely manner to enable the Company to meet its cash requirements through at least September 30, 1999. These actions would have material adverse effects on the Company's business, results of operations, and prospects.

     INTERIM RESULTS

     The accompanying balance sheet as of December 31, 1998 and the statements of operations, stockholders equity and cash flows for the three-month periods ended December 31, 1997 and 1998 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and include all accruals considered necessary for a fair presentation. Operating results for the three-month period ended December 31, 1998 are not necessarily indicative of the results that may be expected for the year ending September 30, 1999.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of demand deposits and commercial paper in highly liquid investments with a maturity of three months or less when purchased and are stated at cost, which approximates market. The Company is exposed to credit risk in the event of default by the financial institutions to the extent of amounts recorded on the balance sheet.

                          NOTIFY TECHNOLOGY CORPORATION

            (Information at December 31, 1998 and for the three-month
             periods ended December 31, 1997 and 1998 is unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INVENTORIES

     Inventories are stated at the lesser of cost, on a first-in, first-out basis, or fair value and consist of the following:

                                                                   SEPTEMBER 30,          DECEMBER 31,
                                                                       1998                   1998
                                                               ---------------------- ---------------------
        Raw materials                                                 $  567,457            $  570,000
        Work-in-process                                                  117,588               116,060
        Finished goods                                                   143,278               150,182
                                                               ---------------------- ---------------------
                                                                      $  828,323            $  836,242
                                                               ---------------------- ---------------------
                                                               ---------------------- ---------------------

     Increases in the Company's inventory reserve account in fiscal 1997 and 1998 were approximately $162,000 and $437,000, respectively and inventory written off and deducted from the reserve account was $2,800 and $0, respectively. Obsolete inventory of $19,000 was disposed of in the three-month period ended December 31, 1998, and additional reserves of $7,000 were expensed in the three-month period ended December 31, 1998 to allow for normal inventory shrinkage.

     PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and depreciated or amortized on a straight-line basis of the lesser of the estimated useful lives of the asset or the lease term. The estimated useful lives range from three to five years.

     OTHER ASSETS

     At September 30, 1998, other assets primarily consist of a prepaid royalty for certain technology rights, which is being amortized on a straight-line basis over a three-year period.

     REVENUE RECOGNITION

     Product sales are recognized upon product shipment. In fiscal 1997, one customer accounted for 70% of sales. In fiscal 1998, two customers accounted for 50% and 17% of sales and one customer accounted for 72% of sales in the three-month period ended December 31, 1998.

                          NOTIFY TECHNOLOGY CORPORATION

            (Information at December 31, 1998 and for the three-month
             periods ended December 31, 1997 and 1998 is unaudited)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INCOME TAXES

     The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, the liability method is used to account for income taxes. Under this method, deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     CONCENTRATION OF CREDIT RISK

     The Company sells its products primarily to regional bell operating companies and local exchange carriers in the United States. The Company performs on-going credit evaluations and generally requires no collateral. The Company maintains reserves for credit losses, and to date such losses have been within management's expectations. Two customers accounted for 60% and 14% of accounts receivable at September 30, 1998 and two customers accounted for 57% and 15% of accounts receivable at December 31, 1998. One product accounted for 91% and 81% of total revenues in fiscal 1997 and 1998, respectively.

     STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees and Related Interpretations." Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

                          NOTIFY TECHNOLOGY CORPORATION

            (Information at December 31, 1998 and for the three-month
             periods ended December 31, 1997 and 1998 is unaudited)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     BASIC AND DILUTED NET LOSS PER SHARE

     Basic and diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding during the periods presented. Basic net loss per share excludes any dilutive effects of stock options and warrants. Diluted net loss per share includes the dilutive effect of the assumed exercise of stock options and warrants using the treasury stock method. However, the effect of outstanding stock options, warrants and convertible securities is excluded from the calculation of diluted net loss per share as their inclusion would be antidilutive. The weighted average number of common shares used in the basic and diluted net loss per share calculation was reduced by the common stock and potential common shares placed in escrow in connection with the Company's initial public offering.

     Pro forma net loss per share has been computed as described above and also gives effect to the conversion of preferred stock that converted to common stock upon completion of the Company's initial public offering.

     RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130). The statement established standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. SFAS 130 requires that an enterprise display an amount representing total comprehensive income for the period. The Company adopted SFAS 130 effective October 1, 1998 and its adoption did not impact the Company's financial statements.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes new requirements for the reporting of information regarding operating segments, products, services, geographic areas, and major customers. SFAS 131 will be effective for fiscal year 1999. The Company does not expect the adoption of SFAS 131 to have a significant impact on the Company's segment disclosure.

                          NOTIFY TECHNOLOGY CORPORATION

            (Information at December 31, 1998 and for the three-month
             periods ended December 31, 1997 and 1998 is unaudited)


2.   NOTE RECEIVABLE

In fiscal 1998, the Company issued an unsecured $50,000 note receivable to a supplier, which is due in fiscal 1999. The note is repayable in services through the due date, at which time any remaining balance is due in cash.

3.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                                   SEPTEMBER 30,          DECEMBER 31,
                                                                       1998                   1998
                                                               ---------------------- ---------------------
        Furniture and office equipment                                 $ 241,682            $ 243,719
        Leasehold improvements                                             2,245                2,245
        Less accumulated depreciation and amortization                  (118,569)            (135,190)
                                                               ---------------------- ---------------------
                                                                       $ 125,358            $ 110,774
                                                               ---------------------- ---------------------
                                                               ---------------------- ---------------------

4.   FINANCING ARRANGEMENTS

     During February 1997, the Company issued a $65,000 promissory note to a shareholder, which accrued interest at the rate of 10% and was repaid from the proceeds of the Company's initial public offering. The shareholder also received a warrant to purchase 11,535 shares of common stock of the Company at $3.00 per share. During fiscal 1998, the note was repaid from the proceeds of the offering discussed in Note 6.

     In April 1997, the Company issued a $200,000 promissory note to a shareholder, which accrued interest at 10% per annum and was due and payable in October 1997. In conjunction with this promissory note, the Company also issued the shareholder a warrant to purchase 2,970 shares of the Company's common stock at an exercise price of $5.00 per share. During fiscal 1998, the note was repaid from the proceeds of the offering discussed in Note 6.

5.   COMMITMENTS

     The Company currently occupies a facility under an operating lease, which expires in March 1999, and contains renewal options to extend the lease term for one two-year period. Future minimum payments under this lease for the years ending September 30, 1999 and 2000 are $109,000 and $149,000, respectively.

     Rent expense totaled $73,000, $112,000 and $30,000 for the years ended September 30, 1997, 1998 and the three-month period ended December 31, 1998, respectively.

                          NOTIFY TECHNOLOGY CORPORATION

            (Information at December 31, 1998 and for the three-month
             periods ended December 31, 1997 and 1998 is unaudited)


6.   SHAREHOLDERS' EQUITY

     INITIAL PUBLIC OFFERING OF UNITS AND RELATED MATTERS

     In August 1997, the Company completed an offering to the public (the Offering) of 1,600,000 units at $5.00 per unit. Each unit consisted of one share of common stock, $0.001 par value and one Class A warrant. The proceeds of the Offering were approximately $6,200,000, net of issuance costs. Each Class A warrant entitles the holder to purchase one share of common stock at an exercise price of $6.50, subject to adjustment, at any time through the fifth anniversary of the Offering. Commencing one year from the date of the Offering, the warrants are subject to redemption by the Company, at $0.05 per warrant, under certain circumstances, on 30 days written notice. Additionally, the Company agreed to grant to an underwriter an option to purchase, for nominal consideration, up to 160,000 units exercisable at $7.00 per unit during a two-year period that commences three years from the date of the Offering.

     COMMON STOCK

     The following table summarizes shares of common stock reserved for future issuance by the Company:

                                                                              SEPTEMBER 30,
                                                                                   1998
                                                                         -------------------------
1997 stock option plan                                                              198,125
Warrant agreements                                                                2,557,786
                                                                         -------------------------
                                                                                  2,755,911
                                                                         -------------------------
                                                                         -------------------------

     WARRANTS

     In March 1997, the Company issued 425,000 warrants in connection with a bridge loan. Each bridge warrant automatically converted, upon the closing of the Offering, into one Class A warrant, which is identical in all respects to a Class A warrant issued in the Offering. The fair value of the bridge warrants, amounting to approximately $117,000, together with the cost of the issuance of bridge loan of approximately $115,000, were treated as additional interest expense over the term of the bridge loan. Upon repayment of the bridge loan in fiscal 1997, the unamortized portion of the value ascribed to the warrants and debt issuance costs of approximately $130,000 were recorded as an extraordinary item.

     During fiscal 1996 and 1997, the Company issued 7,920 and 48,272 warrants in connection with certain financings with exercise prices of $5.05 and $0.25, respectively. These warrants expire in fiscal 2001.

                          NOTIFY TECHNOLOGY CORPORATION

            (Information at December 31, 1998 and for the three-month
             periods ended December 31, 1997 and 1998 is unaudited)


6.   SHAREHOLDERS' EQUITY (CONTINUED)

     In August 1997, the Company issued a warrant that entitles an officer of the Company to purchase 24,752 shares of common stock at an exercise price of $5.00 per share. This warrant is exercisable any time and expires in April 2002.

     At September 30, 1998, warrants issued in connection with various financings, including 2,025,000 Class A warrants, were outstanding to purchase 2,237,786 shares of the Company's common stock (including 123,554 and 29,702 warrants held by three directors and two employees, respectively) at prices ranging from $0.25 to $6.50 per share. These warrants are exercisable at any time and expire at dates ranging from April 2000 to April 2002.

     1997 STOCK OPTION PLAN

     In January 1997, the Company adopted the Notify Corporation 1997 Stock Plan (the Plan), which provides for the granting of stock options to employees, officers, consultants, and directors of the Company. Stock options are granted at fair market value on the date of grant with terms of up to ten years. A total of 200,000 shares of the Company's common stock were reserved for issuance under the Plan. Under the terms of these option grants, 25% of the options vest upon the first anniversary of the date of grant and an additional 1/36 of the unvested shares vest ratably over the following 36 months.

     The following table summarizes stock option activity:

                                                                         OPTIONS OUTSTANDING
                                                         ----------------------------------------------------
                                               SHARES
                                             AVAILABLE                          PRICE            WEIGHTED
                                                FOR         NUMBER OF            PER             AVERAGE
                                               GRANT         SHARES             SHARE             PRICE
                                          -------------------------------------------------------------------
Balance at January 1, 1997                          -              -     $ -                     $       -
    Shares reserved                           200,000              -     $ -                     $       -
    Grants                                    (17,500)        17,500     $4.75                   $4.750
                                          -------------------------------
Balance at September 30, 1997                 182,500         17,500     $4.75                   $4.750
    Grants                                    (79,875)        79,875     $1.625 - $3.25          $2.145
    Cancellations                              41,500        (41,500)    $1.625 - $3.625         $3.094
    Exercises                                       -         (1,875)    $1.625                  $1.625
                                          -------------------------------
Balance at September 30, 1998                 144,125         54,000     $1.625 - $3.625         $2.742
                                          -------------------------------
                                          -------------------------------

                          NOTIFY TECHNOLOGY CORPORATION

            (Information at December 31, 1998 and for the three-month
             periods ended December 31, 1997 and 1998 is unaudited)


6.   SHAREHOLDERS' EQUITY (CONTINUED)

     The following table summarizes outstanding and exercisable options at September 30, 1998:

                                           OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                  -------------------------------------------------------------------------
                                                         WEIGHTED            NUMBER OF        WEIGHTED
                                      NUMBER OF          AVERAGE             OPTIONS           AVERAGE
                                       OPTIONS          REMAINING           EXERCISABLE       EXERCISE
         EXERCISE PRICES             OUTSTANDING      LIFE IN YEARS          SHARES             PRICE
-----------------------------------------------------------------------------------------------------------
             $1.625                    28,000               9.40               1,875           $1.625
             $1.875                    10,000               9.95                   -           $1.875
             $2.438                    16,000               9.75                   -           $2.438
                                       54,000               9.61               1,875           $1.912

     The weighted average fair value of options granted was $2.55 in 1997 and $1.40 in 1998.

     ESCROW SECURITIES

     In connection with the Offering, holders of the Company's common and preferred stock agreed to place 1,247,786 of their shares into escrow, and holders of certain warrants agreed to place warrants to purchase 126,759 shares of common stock into escrow. The securities will be released to the holders in the event specified levels of pretax income of the Company for the years ending September 30, 1998 to 2003 are achieved, or the market price of the Company's common stock attains specified targets during a 36-month period commencing from the effective date of the registration statement relating to the Company's initial public offering. Any securities remaining in escrow on September 30, 2003 will be forfeited, which securities will then be contributed to the Company's capital. The pretax income levels are subject to proportionate adjustment upon the issuance of certain securities subsequent to the Company's initial public offering.

     In the event that the foregoing earnings or market price levels are attained and the escrowed securities released, the Securities and Exchange Commission has adopted the position that the release of escrowed securities to officers, directors, employees, and consultants of the Company will be compensatory and, accordingly, will result in compensation expense for financial reporting purposes. The expense will equal the fair value of the escrowed securities on the date of release and will result in a material charge to operations.

                          NOTIFY TECHNOLOGY CORPORATION

            (Information at December 31, 1998 and for the three-month
             periods ended December 31, 1997 and 1998 is unaudited)


7.   RELATED PARTY TRANSACTIONS

     The Company has an ongoing business relationship with a literature and product fulfillment company owned by a director of the Company. The Company uses this fulfillment company on a project by project basis to facilitate the distribution of its products. The Company paid this fulfillment company $97,835, $61,100 and $1,032 during fiscal 1997, 1998 and the three-month period ended December 31, 1998, respectively.

8.   INCOME TAXES

     Due to operating losses, there is no provision for income taxes for 1997 or 1998. The expected statutory tax rate of 34% is offset by the inability to recognize an income tax benefit from the net operating losses.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

                                                                      SEPTEMBER 30,
                                                                1997                  1998
                                                     ---------------------------------------------
Deferred tax assets:
   Net operating loss carryforwards                      $    1,279,000        $    2,023,000
   Research credit carryforwards                                 35,000                75,000
   Other temporary differences                                   75,000               226,000
                                                     ---------------------------------------------
   Total deferred tax assets                                  1,389,000             2,324,000
                                                     ---------------------------------------------

Valuation allowance                                          (1,389,000)           (2,324,000)
                                                     ---------------------------------------------
Net deferred tax assets                                  $            -        $            -
                                                     ---------------------------------------------
                                                     ---------------------------------------------

     Realization of deferred tax assets is dependent on future earnings, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax asset has been established to reflect these uncertainties. The change in the valuation allowance was a net increase of $534,000 and $935,000 for fiscal years 1997 and 1998, respectively.

                          NOTIFY TECHNOLOGY CORPORATION

            (Information at December 31, 1998 and for the three-month
             periods ended December 31, 1997 and 1998 is unaudited)


8.   INCOME TAXES (CONTINUED)

     As of September 30, 1998, the Company had net operating loss carryforwards of approximately $5,061,000 for federal and California tax purposes, which will expire in years 2002 through 2013. As of September 30, 1998, the Company also had research and development tax credit carryforwards for federal and California tax purposes of approximately $50,000 and $30,000, respectively. The credits will expire in years 2010 through 2013, it not utilized. Utilization of net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before full utilization.

9.   SUBSEQUENT EVENTS (UNAUDITED)

     In March 1999, the Company completed a private placement (the Placement) of 850,000 shares of unregistered common stock at $3.60 per share and warrants to purchase common stock for total proceeds of approximately $3,060,000. The Placement included a warrant to purchase 623,200 shares of common stock at $3.60 per share, immediately exercisable, which expires September 3, 2000 or upon the Company achieving certain specified milestones. The Placement also included a warrant to purchase 721,244 shares of common stock at $3.60 per share, immediately exercisable, which expires on March 3, 2003.

                                 PART II

                 INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 317 of the California Corporations Code authorizes a court to award, or a corporation's Board of Directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Our Bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law. We have entered into indemnification agreements with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporations Code. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. Article IV of the Registrant's Articles of Incorporation (Exhibit 3.1 hereto) provides for indemnification of its directors and officers to the maximum extent permitted by the California Corporations Code and Article IV of the Registrant's Bylaws (Exhibit 3.3 hereto) provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the California Corporation Code. Reference is also made to
Section 6(b) of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the Common Stock being registered hereby. All amounts are estimates, except the registration fee and the NASD filing fee.

 Item                                                      Amount
 ----                                                      ------
 Printing and engraving expenses                          $  5,000
 Legal fees and expenses                                    20,000
 Auditors' accounting fees and expenses                     20,000
 Transfer Agent and Registrar fees                           5,000
 Solicitation Fee(1)                                       520,000
 Miscellaneous expenses                                      5,000
                                                          --------
 Total                                                    $570,000
                                                          ========

---------------------------
(1) This fee is payable to the underwriter of our initial public offering if the exercise of the Class A warrants is solicited and certain other certain conditions are met. See "Plan of Distribution."

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

     The following is a summary of the transactions by Registrant during the last three years involving sales of Registrant's securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act"):

     (1) From February 1995, to December 1996, we issued and sold to fourteen of our employees or consultants 805,000 shares of our common stock pursuant to restricted stock purchase agreements at prices varying from $.01 per share to $.10 per share. The sale and issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to regulation 701 promulgated thereunder.

     (2) In June 1996, we issued and sold to certain of our shareholders and other investors an aggregate of $932,125 principal amount of convertible promissory notes (the "Convertible Shareholder Notes") and warrants to purchase that number of shares of our common stock equal to 20% of the principal amount of the Convertible Shareholder Notes divided by the price per share of our next equity financing at a price per share equal to the price per share of our next equity financing (the "Shareholder Warrants"). The Convertible Shareholder Notes bore an interest rate of 8% per annum and were convertible into equity of Notify Technology at a price equal to the price per share of our next equity financing. The participants in this financing consisted entirely of "accredited investors" as that term is defined under Regulation D of the Securities Act. The sale and issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to Rule 506 of Regulation D promulgated thereunder.

     (3) In January 1997, we completed a restructuring of the Convertible Shareholder Notes and Shareholder Warrants. Holders of an aggregate of $732,125 in principal amount of the Convertible Shareholder Notes converted their Convertible Shareholder Notes into our common stock at a price per share of $4.55 and exchanged their accompanying Shareholder Warrants for warrants to purchase an aggregate of 48,272 shares of our common stock at a price of $0.25 per share. Holders of the remaining $200,000 principal amount of Convertible Shareholder Notes agreed to defer repayment of the notes until the earlier of the closing of our initial public offering or until April 30, 1997 and exchanged their Shareholder Warrants for warrants to purchase an aggregate of 7,920 shares of our common stock at an exercise price of $5.05 per share. The sale and issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereof.

     (4) In February 1997, we issued to our Chief Executive Officer a 10% subordinated promissory note with principal amount of $65,000 and warrants to purchase 11,535 shares of our common stock at a price per share of $3.00 for an aggregate purchase price of $65,000. The sale and issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

     (5) In March 1997, we issued and sold 17 bridge units ("Bridge Units") at $50,000 per unit. Each Bridge Unit consisted of a one-year $50,000 promissory note bearing 10% interest and warrants to purchase 25,000 shares of our common stock at a purchase price of $3.00 per share. The warrants automatically convert into warrants with identical terms as the Class A warrants, and the promissory note becomes due upon the earlier of March 1998 or the closing of our initial public offering. All of the purchasers of the Bridge Units were "accredited investors" as that term is defined in Regulation D of the

Securities Act. The sale and issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to Rule 506 of Regulation D promulgated thereunder.

     (6) In April 1997, we issued to one of our directors a 10% subordinated promissory note with a principal amount of $200,000 and warrant to purchase 2,970 shares of our common stock at a price per share of $5.00 for an aggregate purchase price of $200,000. The sale and issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

     (7) In August 1997, we issued to Sutton Partners, L.P., a 10% promissory note with a principal amount of $175,000. The issuance of the this note was exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) thereof.

     (8) In March 1999, we sold to David Brewer 850,000 shares of our common stock and warrants to purchase 1,334,444 shares of our common stock for aggregate consideration of $3,060,000. The sale of our common stock and warrants was exempt registration under the Securities Act pursuant to Section 4(2) thereof.

     The sale and exchange of the above securities were deemed to be exempt from registration under the Securities Act as indicated. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were attached to the share certificates issued in such transactions. All recipients had adequate access to information about the Registrant.

ITEM 27. EXHIBITS.

     (a) Exhibits

1.1*           Form of Underwriting Agreement.
3.1*           Articles of Incorporation of Registrant, as amended to date.
3.2*           Restated Articles of Incorporation of Registrant to become effective upon the closing of
               Registrant's initial public offering.
3.3*           Bylaws of Registrant, as amended to date.
4.1*           Form of Warrant Agreement.
4.2*           Form of Underwriter's Unit Purchase Option.
4.3*           Form of Common Stock Certificate.
5.1*           Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
10.1*          Employment Agreement dated as of March 1, 1997 between Notify Technology and Paul
               DePond (as amended).
10.2*          Employment Agreement dated as of March 1, 1997 between Notify Technology and Gaylan
               Larson (as amended).
10.3*          Employment Agreement dated as of March 1, 1997 between Notify Technology and Gerald
               Rice (as amended).
10.5*          Form of Indemnification Agreement.

10.6*          Escrow Agreement by and between Registrant, the American Stock Transfer & Trust Company
               and certain security holders of the Registrant (as amended).
10.7*          Registrant's 1997 Stock Plan.
10.8*          Form of Lock-up Agreement (as amended).
10.9*          Lease between Registrant and C.C. Poon.
10.10*+        Nonexclusive Technology License Agreement between Registrant and Active Voice
               Corporation dated April 30, 1997.
10.11          Securities Purchase Agreement dated as of March 4, 1999 between Notify Technology and
               David A. Brewer.
23.1           Consent of Independent Auditors (see page II-7).
23.2*          Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included as part of Exhibit 5.1).
24.1*          Power of Attorney.
27*            Financial Data Schedule.

 --------
(*) Previously filed.

+ Confidential treatment has been granted with respect to portions of this exhibit.

     (b) All schedules are omitted, since the required information is not present in amounts sufficient to require submission of schedules or because the information required is included in Registrant's financial statements and notes thereto.

ITEM 28. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the provisions described in Item 24, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) It will file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

     (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, Registrant will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) It will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (4) It will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (5) For purposes of determining any liability under the Securities Act, the Registrant will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declares it effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of the filing on Form SB-2 and authorized this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, California, on April 1, 1999.


                                        NOTIFY TECHNOLOGY CORPORATION


                                        By:  /s/ Gerald W. Rice
                                            ---------------------------------
                                             Gerald W. Rice
                                             CHIEF FINANCIAL OFFICER

     Pursuant to the requirements of the Securities Act, this Registration Statement on Form SB-2 has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                        TITLE                      DATE
--------------------------   --------------------------------   ---------------

              *              President, Chief Executive         April 1, 1999
--------------------------   Officer and Chairman (Principal
       Paul F. DePond        Executive Officer)

   /s/ Gerald W. Rice        Chief Financial Officer            April 1, 1999
--------------------------   (Principal Financial and
       Gerald W. Rice        Accounting Officer)

              *              Vice President, Operations and     April 1, 1999
--------------------------   Director
        Gaylan Larson

              *              Director                           April 1, 1999
--------------------------
       Michael Ballard
                             Director
--------------------------
        Andrew Plevin

             *               Director                           April 1, 1999
--------------------------
        Michael Smith
 * By: /s/ Gerald W. Rice
      --------------------
       Attorney-in-Fact

                                                                  EXHIBIT 23.1


             CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated October 20, 1998 in Post-Effective Amendment No. 3 to the Registration Statement (Form SB-2) and the related Prospectus of Notify Technology Corporation for the registration of the 1,600,000 shares of its Common Stock underlying Class A warrants.

                                                Ernst & Young LLP

San Jose, California
March 26, 1999

                                   EXHIBIT INDEX

1.1*      Form of Underwriting Agreement.
3.1*      Articles of Incorporation of Registrant, as amended to date.
3.2*      Restated Articles of Incorporation of Registrant to become effective upon the closing of the
          Registrant's initial public offering.
3.3*      Bylaws of Registrant, as amended to date.
4.1*      Form of Warrant Agreement.
4.2*      Form of Underwriter's Unit Purchase Option.
4.3*      Form of Common Stock Certificate.
5.1*      Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
10.1*     Employment Agreement dated as of March 1, 1997 between Notify Technology and Paul
          DePond (as amended).
10.2*     Employment Agreement dated as of March 1, 1997 between Notify Technology and Gaylan
          Larson (as amended).
10.3*     Employment Agreement dated as of March 1, 1997 between Notify Technology and Gerald
          Rice (as amended).
10.5*     Form of Indemnification Agreement.
10.6*     Escrow Agreement by and between Registrant, the American Stock Transfer & Trust
          Company and certain security holders of the Registrant (as amended).
10.7*     Registrant's 1997 Stock Plan.
10.8*     Form of Lock-up Agreement (as amended).
10.9*     Lease between Registrant and C.C. Poon.
10.10*+   Nonexclusive Technology License Agreement between Registrant and Active Voice
          Corporation dated April 30, 1997.
10.11     Securities Purchase Agreement dated as of March 4, 1999 between the Registrant and David
          A. Brewer.
23.1      Consent of Independent Auditors (see page II-7).
23.2*     Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included as part of Exhibit 5.1).
24.1*     Power of Attorney.
27*       Financial Data Schedule.

 --------
(*) Previously filed.
+ Confidential treatment has been granted with respect to portions of this exhibit.